Mackinac Financial

2005 ANNUAL REPORT

Table of Contents

BUSINESS OF THE CORPORATION

Mackinac Financial Corporation is a registered bank holding company formed under the Bank Holding Company Act of 1956, as amended. The principal assets of the Corporation are its ownership of all of the outstanding capital stock of mBank, North Country Capital Trust, First Rural Relending Company, and First Manistique Agency. mBank, headquartered in Manistique, Michigan, provides a full range of commercial and retail banking services to customers in Michigan. mBank owns mBank Mortgage Company, LLC, mBank Employee Services Company, LLC, and NCB Real Estate Company. mBank Mortgage Company, LLC is engaged in the business of mortgage lending and brokering. mBank Employee Services Company, LLC provides employees to mBank. NCB Real Estate Company owns several properties used by the Bank. North Country Capital Trust was formed solely for the issuance of trust preferred securities. First Rural Relending Company is a rural lending corporation. First Manistique Agency has limited activity and was formed for the selling of insurance.

FORM 10-K

A copy of the Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge by writing the Shareholders' Relations Department, Mackinac Financial Corporation, 130 South Cedar Street, Manistique, Michigan, 49854.

MARKET SUMMARY

The Corporation's common stock is traded on the Nasdaq Small Cap Market under the symbol MFNC. The Corporation had 1,825 shareholders of record as of March 24, 2006.

To Our Shareholders

Mackinac Financial

March 30, 2006

Dear Shareholders:

This letter will provide additional insight into the performance of Mackinac Financial Corporation for 2005. We will attempt to provide information that will allow you to analyze where we have fallen short and where we have succeeded in the execution of our strategic plan so that you can make informed judgments about our prospects.

Our strategy is to deploy relationship bankers with "big bank" lending skills in Oakland County, Michigan and other growing banking markets. In all of our markets we will compete with excellent loan structuring skills so that we can outperform the community banks and stay below the desired loan size profile of the larger regional banks. We will also seek to maximize the productivity and efficiency of our branch system to deliver the maximum amount of deposits at the lowest funding cost possible to compliment loan growth.

2005 Year-in-Review

While 2005 was a year of solid accomplishments, as you know, we fell short of our business plan. In retrospect, our recapitalization due diligence was flawed for several reasons, which are noted below:

- We overestimated fee income by extrapolating retail account fees that in fact were associated with non-competitive products that were leaving the bank. We also underestimated the impact of the loss of revenue associated with branches that had recently been sold.
- We underestimated the costs associated with rehabilitating the Bank's image, such as signage and marketing literature/disclosures to convey a new brand campaign to new and existing customers.
- Costs associated with a necessary bank-wide computer conversion exceeded budgeted amounts due to unanticipated hardware write-downs and personnel/consultant costs.
- It took longer than expected to mesh credit cultures and build loan volume in Oakland County.

We started 2005 with loan balances that were $26.2 million lower than what we expected. This was due to several factors, a late closing of our recapitalization transaction, a $15 million sale of nonperforming loans in December of 2004, excessive loan runoff and very little loan production during the fourth quarter of 2004.

The chart below shows key assets, liabilities and our book value compared to our original plan.

PLAN VERSUS ACTUAL

(dollars in thousands, except per share data)

	As of December 31, 2004			As of December 31, 2005		
	PLAN	ACTUAL	VARIANCE	PLAN	ACTUAL	VARIANCE
Loans	$ 230,003	$ 203,832	$ (26,171)	$ 320,987	$ 239,771	$ (81,216)
Assets	319,775	339,497	19,722	408,789	298,722	(110,067)
Deposits	249,188	215,650	(33,538)	313,393	232,632	(80,761)
FHLB borrowings	35,689	83,555	47,866	59,004	35,000	(24,004)
Shareholders' equity	31,075	34,730	3,655	32,518	26,588	(5,930)
Book Value per share	9.06	10.13	1.07	9.48	7.76	(1.72)

As we began 2005, it simply took us longer than expected to get our loan process in Oakland County to gel and we realized that we needed some additional loan talent in our Traverse City and Gaylord markets in Northern Michigan. The chart below shows new loan production, exclusive of renewals to existing customers, by market, by quarter.

NEW LOAN PRODUCTION

(dollars in thousands)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2005 Actual
REGION					
Upper Peninsula	$ 6,861	$ 9,099	$ 9,090	$ 19,263	$ 44,313
Northern Lower Peninsula	686	12,449	9,698	13,786	36,619
Oakland County	1,100	12,480	10,434	12,813	36,827
TOTAL	$ 8,647	$ 34,028	$ 29,222	$ 45,862	$ 117,759

As you can see, production has picked up in all markets. In Oakland County our backlog continues to be very strong. Our commercial loan staffing by market and employment data is shown below.

COMMERCIAL LENDING STAFF

REGION	Number of Lenders	Total Compensation	2005 Originations (dollars in thousands)	2005 Year End Outstandings (dollars in thousands)
Upper Peninsula - Senior commercial lenders	1			
- Other commercial lenders	3	$ 381,000	$ 35,811	$ 30,082
Northern Lower Peninsula - Senior commercial lenders	1			
- Other commercial lender	1	$ 283,000	$ 35,066	$ 32,118
Oakland County - Senior commercial lenders	1			
- Other commercial lenders	2	$ 384,000	$ 35,471	$ 22,385

We will continue to add loan staffing in markets where we can grow loans with good credit quality and acceptable loan pricing with fee income. That being said, our staffing model for 2006 calls for one or two additional commercial lenders assuming our strong loan growth continues.

We are also pleased with the change in the mix of our loan portfolio. The commercial loan runoff, totaling $46.8 million in 2005 that has negatively impacted our growth projection, has improved our loan portfolio mix and quality. The loans paid off in 2005 included $13.5 million of hotel loans and $6.1 million of gaming related loans. In addition we sold $2.2 million of nonperforming loans in December of 2005. We also had a $1.1million payoff of a classified credit. This payoff was achieved after we declined to renew the loan on requested terms and indicated our intention to sell the loan. The agent bank then decided to repurchase. We have been very proactive in taking the necessary steps to improve the quality of our portfolio and are pleased with the results.

Loan quality has continued to improve. Nonperforming loans have decreased from $4.307 million at December 31, 2004 to $114,000 on December 31, 2005. Measurement ratios pertaining to credit quality are well below peer group averages in all categories. The allowance for loan losses, at $6.1 million, amounts to 2.55% of loans outstanding and over 5000% of nonperforming loans. Late in 2005, we charged down our last piece of ORE in December by $200,000 after a sale transaction failed to close. We believe that we can sell this remaining property without further loss.

Core deposits, which we define as demand deposits, interest bearing checking accounts, money market savings accounts, and certificates of deposits that are generated by our branch system, have started to grow in mid 2005. To accomplish this turnaround took more time and money than we expected. Our marketing budget for 2005 was $100,000, while actual marketing expenditures totaled $814,000. The damage to the branch system in 2003 and 2004 was considerable. The reputation of the institution was poor, account closings were extensive and funding costs were increasing. Early in the year we realized that we needed a thorough makeover to stem the damage. We renamed the bank, changed all of our signs, altered every deposit product to bring about market place competitiveness and developed new collateral material and newspaper ads for our local markets. The results have been good. Changes in dollars and number of accounts lost and added are shown below by quarter.

DEPOSIT ACCOUNT ACTIVITY

(dollars in thousands)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Deposit balance, change	$ (2,282)	$ 6,034	$ 6,230	$ 19,364
Accounts opened	272	880	956	1,428
Accounts closed	461	748	603	867
Net change	(189)	132	353	561

The employee morale in our branch system is very strong and we will enter 2006 with positive momentum and competitive products. We are pleased by the trend but need to continue to build low cost deposits. Most of our branches are about half of the size in terms of core deposits that they were at their peak. Our goal is to lower the operating and funding costs per core deposit dollar in each of our branches by increasing deposits per employee and by lowering the cost of our deposit mix. As shown above, core deposits have grown by $31.6 million since the introduction of our new deposit products and rebranding early in 2005. We are also counting on our branch in Oakland County Michigan that opened January 10, 2006 to help us bring in corporate operating deposit accounts. Marketing expenditures for 2006 will be significantly lower and should average less than $20,000 per month.

The other significant enabler for 2006 on the deposit side is the result of improved competitiveness and efficiency that will follow our very successful systems conversion to the Fiserv platform. This conversion was not in our original plan. However, once we realized the necessity of a new platform we completed the project on time and on budget on November 7, 2005. We took a one time charge for conversion expenses of $815,000 in 2005. The Fiserv product line provides us with world class competitive products, including cash management capabilities for our corporate accounts. In addition, we expect annual cost savings beginning in 2006 of approximately $500,000. This savings combines a reduction in our charges for information technology and elimination of the majority of our branch courier expense.

In 2005 we prepaid $48.6 million worth of FHLB advances and incurred a $4.320 million prepayment penalty. This action was in our original plan but we had anticipated that it would occur in 2004, at closing. Our original assumption was that we would prepay the $40 million of advances and incur a $ 6.8 million penalty. During 2005 we modified that plan as interest rates increased, and increased the amount to be paid off and realized a reduced penalty. We do not anticipate further prepayments of these advances.

The prepayment of the expensive FHLB fixed rate advances coupled with an asset sensitivity position on our balance sheet allowed our net interest margin to exceed our plan in 2005. We had planned for a 3.10% NIM and our actual year to date margin for 2005 amounted to 3.64%. This positive rate variance somewhat offset our lower than expected balance sheet growth.

We missed our budget in fee income. During our planning of the recapitalization program, we assumed a continuation of deposit fee levels from historical standards. This proved to be a poor assumption because a majority of the fees included in noninterest income were associated with non-competitive deposit products. We had an account type that was generating high fees. Unfortunately, when we began managing the bank, we realized that we were rapidly losing customers due to deposit pricing. We subsequently decided to revamp our deposit products and take a consumer oriented low fee approach to banking. This resulted in noninterest income for 2005 of $1.111 million versus a plan of $2.048 million. The silver lining is that we are retaining existing accounts and adding new ones which will generate additional fee opportunities in 2006 and beyond. In 2006, we will also be building fees in the consumer mortgage area and have initiatives in the commercial mortgage and capital markets areas that we expect to improve our performance.

Non-interest expenses are high for a bank our size, as a result of our Oakland County initiative, and will remain relatively high until we grow our balance sheet. During 2005 and in early 2006 we eliminated several executive positions and reduced branch and other support staff, which will reduce personnel costs: $1.057 million in 2006 and $1.147 million in 2007 and beyond. Our additions have been, and will be focused on revenue production with few exceptions.

Our team is an excellent one. Our key personnel and their responsibilities follow:

Paul Tobias – Chairman and CEO of the bank and holding company. Overall responsibility for return on equity, equity allocation and direction of the bank. Member of the loan committee, asset liability committee and Chairman of the management committee. Active in customer relationship development in Oakland County.

Eliot Stark – EVP and CFO of the bank and holding company. Responsible for asset liability strategy and overseeing technology strategy. Chairman of the asset liability committee, and member of the management committee. Active in customer relationship development in Oakland County.

Kelly George – President and Chief Loan Officer. Responsible for the day to day management of the bank, regulatory oversight, and oversees all lending functions of the bank. Chairman of the loan committee and a member of the asset liability committee and the management committee. Responsible for customer relationship development in Northern Michigan.

Dave Crimmins – SVP/Commercial Lender. Responsible for implementing our business plan in Oakland County. Member of the loan committee, asset liability committee and the management committee. Responsible for customer relationship development in Oakland County.

Ernie Krueger – SVP and Controller of the bank and holding company. Responsible for the day to day management of the bank's finances and shares responsibility for asset liability strategy. Is responsible for all SEC and bank regulatory reporting. Vice Chairman of the asset liability committee and member of the management committee.

Ann Stepp – VP Branch Administration/Operations. Responsible for day to day management of our branch system. Member of the asset liability committee and the management committee. Responsible for branch relationship development.

In keeping with our strategy we have made a significant investment in Oakland County. That investment is summarized below. This table shows the annualized personnel and occupancy costs for our Oakland County office. Clearly, we are not yet breaking even in Oakland County but we are on our way towards proving that the investments will produce excellent return on equity given our anticipated rate of growth.

INVESTMENT IN OAKLAND COUNTY

	Annualized Costs
Salaries	$ 895,000
Benefits	224,000
Occupancy	240,000

While 2005 presented us with a few surprises, I believe that we have met them head on and have remained focused upon our business plan and disciplined in our spending decisions and in our credit decision making process. Our investments have positioned us for a profitable 2006. We are very conscious of the importance for mBank and MFNC to achieve profitability and demonstrate that we are on track to achieve a strong ROA and ROE performance in 2007 and beyond.

Sincerely,

Paul D. Tobias
Chairman and CEO

Selected Financial Highlights

(Dollars in thousands, except per share data)

	For The Years Ended December 31, 2005	2004
Selected Financial Condition Data (at end of period):		
Total assets	$ 298,722	$ 339,497
Total loans	239,771	203,832
Total deposits	232,632	215,650
Borrowings	36,417	85,039
Total shareholders' equity	26,588	34,730
Selected Statements of Income:		
Net interest income	$ 9,780	$ 8,238
Loss before taxes	(7,364)	(1,448)
Net loss	(7,364)	(1,595)
Loss per common share - Basic	(2.15)	(3.23)
Loss per common share - Diluted	(2.15)	(3.23)
Selected Financial Ratios and Other:		
Performance Ratios:		
Net interest margin	3.64 %	2.57 %
Efficiency ratio	160.43	103.05
Return on average assets	(2.58)	(.44)
Return on average equity	(25.63)	(18.64)
Average total assets	$ 285,896	$ 365,024
Average total shareholders' equity	$ 28,732	$ 8,555
Average loans to average deposits ratio	98.17 %	97.40 %
Common Share (at end of period):		
Market price per common share	$ 9.10	$ 17.97
Book value per common share	$ 7.76	$ 10.13
Common shares outstanding	3,428,695	3,428,695
Weighted average shares outstanding	3,428,695	494,305
Other (at end of period):		
Allowance for loan losses	$ 6,108	$ 6,966
Non-performing assets	$ 1,059	$ 6,037
Allowance for loan losses to total loans	2.55 %	3.42 %
Non-performing assets to total assets	.35 %	1.78 %
Number of:		
Branch locations	12	12

The above summary should be read in connection with the related consolidated financial statements and notes included elsewhere in this report.

Five-Year Comparisons


ASSETS
(Dollars in Millions)
Dollars
800
600
400
200
0
2001 2002 2003 2004 2005
Year

ASSETS
Total assets on a consolidated basis decreased by 12.0% during 2005 to $298.7 million.


SECURITIES
(Dollars in Millions)
Dollars
100
80
60
40
20
0
2001 2002 2003 2004 2005
Year

SECURITIES
The portfolio of securities decreased during 2005 by 40.1% to $34.2 million.


LOANS
(Dollars in Millions)
Dollars
600
400
200
0
2001 2002 2003 2004 2005
Year

LOANS
Total loans increased 17.6% to $239.8 million in 2005.


DEPOSITS
(Dollars in Millions)
Dollars
500
400
300
200
100
0
2001 2002 2003 2004 2005
Year

DEPOSITS
Total deposits increased by 7.8% to $232.6 million.


SHAREHOLDERS' EQUITY
(Dollars in Millions)
Dollars
60
40
20
0
2001 2002 2003 2004 2005
Year

SHAREHOLDERS' EQUITY
During 2005, shareholders' equity decreased by $8.1 million, or 23.4% to $26.6 million.


NET INCOME (LOSS)
(Dollars in Millions)
Dollars
10
0
-10
-20
-30
2001 2002 2003 2004 2005
Year

NET INCOME (LOSS)
The net loss for 2005 was $7.4 million, as compared to $1.6 million for 2004.

MACKINAC FINANCIAL CORPORATION

QUARTERLY FINANCIAL SUMMARY

*(Dollars in thousands, except per share data)

Quarter Ended	Average Assets	Average Loans	Average Deposits	Average Shareholders' Equity	Return on Average Assets	Return on Average Equity	Net Interest Margin	Efficiency Ratio	Net Income Per Share	Book Value Per Share
December 31, 2005	**$ 288,619**	**$ 224,386**	**$ 219,967**	**$ 27,288**	**(1.41) %**	**(14.95) %**	**3.96 %**	**128.37 %**	**$ (0.30)**	**$ 7.76**
September 30, 2005	280,506	209,795	211,197	28,112	(0.73)	(7.39)	3.79	112.11	(0.15)	8.14
June 30, 2005	277,754	197,545	206,875	28,879	(0.83)	(8.01)	3.67	119.07	(0.17)	8.32
March 31, 2005	296,856	199,703	209,035	30,692	(7.16)	(69.25)	3.21	300.96	(1.53)	8.42
December 31, 2004	327,543	218,962	211,685	8,455	2.95	114.17	2.48	71.83	8.25	10.13
September 30, 2004	346,078	226,951	236,418	6,096	(0.87)	(49.53)	2.25	120.66	(2.17)	18.44
June 30, 2004	372,246	244,515	260,031	7,628	(1.72)	(84.13)	2.28	146.88	(4.56)	16.77
March 31, 2004	412,808	289,027	283,190	9,522	(1.62)	(70.22)	2.04	163.37	(4.75)	26.70
December 31, 2003	439,426	309,851	306,848	11,266	(2.23)	(86.77)	1.70	181.17	(7.02)	30.49

* Historical per share data has been adjusted for the 20:1 reverse stock split distributed in December 2004.

TOTAL LOANS


(Dollars in Thousands)
300,000
250,000
200,000
150,000
100,000
50,000
-
Dollars
12/31/03
3/31/04
6/30/04
9/30/04
12/31/04
3/31/05
6/30/05
9/30/05
12/31/05
At period end

TOTAL DEPOSITS


(Dollars in Thousands)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
Dollars
12/31/03
3/31/04
6/30/04
9/30/04
12/31/04
3/31/05
6/30/05
9/30/05
12/31/05
At period end

NONPERFORMING ASSETS


(Dollars in Thousands)
60,000
50,000
40,000
30,000
20,000
10,000
-
Dollars
12/31/03
3/31/04
6/30/04
9/30/04
12/31/04
3/31/05
6/30/05
9/30/05
12/31/05
At period end

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Mackinac Financial Corporation

Manistique, Michigan

We have audited the accompanying consolidated balance sheet of Mackinac Financial Corporation and Subsidiaries as of December 31, 2005 and December 31, 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each year in the three year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mackinac Financial Corporation and Subsidiaries as of December 31, 2005 and December 31, 2004 and the consolidated results of its operations and its cash flows for each year in the three year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Plante & Moran, PLLC

Auburn Hills, Michigan

March 4, 2006

Consolidated Balance Sheets

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES
December 31, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

	2005	2004
ASSETS		
Cash and due from banks	$ 4,833	$ 4,230
Federal funds sold	3,110	39,848
Cash and cash equivalents	7,943	44,078
Interest-bearing deposits in other financial institutions	1,025	18,535
Securities available for sale	34,210	57,075
Federal Home Loan Bank stock	4,855	4,754
Total loans	239,771	203,832
Allowance for loan losses	(6,108)	(6,966)
Net loans	233,663	196,866
Premises and equipment	11,987	10,739
Other real estate held for sale	945	1,730
Other assets	4,094	5,720
TOTAL ASSETS	$ 298,722	$ 339,497
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Noninterest-bearing deposits	$ 19,684	$ 20,956
Interest-bearing deposits	212,948	194,694
Total deposits	232,632	215,650
Borowings	36,417	85,039
Other liabilities	3,085	4,078
Total liabilities	272,134	304,767
Shareholders' equity:		
Preferred stock - No par value:		
Authorized 500,000 shares, no shares outstanding	-	-
Common stock and additional paid in capital - No par value:		
Authorized - 18,000,000 shares		
Issued and outstanding - 3,428,695 shares in 2005 and 2004	42,412	42,335
Accumulated deficit	(15,461)	(8,097)
Accumulated other comprehensive income (loss)	(363)	492
Total shareholders' equity	26,588	34,730
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 298,722	$ 339,497

Consolidated Statements of Operations

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2005, 2004, and 2003
(Dollars in Thousands, Except Per Share Data)

	2005	2004	2003
Interest income:			
Interest and fees on loans:			
Taxable	$ 13,862	$ 14,517	$ 18,999
Tax-exempt	928	1,180	1,534
Interest on securities:			
Taxable	1,455	2,401	2,277
Tax-exempt	167	171	230
Other interest income	564	584	601
Total interest income	16,976	18,853	23,641
Interest expense:			
Deposits	5,259	5,443	8,695
Borrowings	1,937	4,730	4,832
Subordinated debentures	-	442	488
Total interest expense	7,196	10,615	14,015
Net interest income	9,780	8,238	9,626
Provision for loan losses	-	-	-
Net interest income after provision for loan losses	9,780	8,238	9,626
Other income:			
Service fees	586	982	1,529
Loan and lease fees	21	17	58
Net security gains	95	-	427
Net gains on sale of loans	49	39	136
Gain on sale of branches	-	205	-
Gain on settlement of subordinated debentures	-	6,617	-
Other	360	682	1,081
Total other income	1,111	8,542	3,231
Other expenses:			
Salaries and employee benefits	6,090	8,032	5,973
Occupancy	1,053	994	1,387
Furniture and equipment	560	887	1,367
Data processing	1,720	1,220	1,517
Accounting, legal, and consulting fees	886	1,836	3,145
Loan and deposit	852	1,718	1,992
Telephone	271	382	1,382
Advertising	814	115	182
Penalty on prepayment of FHLB borrowings	4,320	-	-
Other	1,689	3,044	3,171
Total other expenses	18,255	18,228	20,116
Loss before provision for income taxes	(7,364)	(1,448)	(7,259)
Provision for income taxes	-	147	2,329
Net loss	$ (7,364)	$ (1,595)	$ (9,588)
Loss per common share:			
Basic	$ (2.15)	$ (3.23)	$ (27.32)
Diluted	$ (2.15)	$ (3.23)	$ (27.32)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2005, 2004, and 2003
(Dollars in Thousands, Except per Share Data)

	Shares of Common Stock	Common Stock and Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2002	**350,958**	**$ 16,175**	**$ 3,086**	**$ 1,242**	**$ 20,503**
Net loss			(9,588)		(9,588)
Other comprehensive loss:					
Net unrealized loss on securities available for sale				(215)	(215)
Total comprehensive loss					(9,803)
Balance, December 31, 2003	**350,958**	**16,175**	**(6,502)**	**1,027**	**10,700**
Additional shares issued as a result of 1:20 reverse stock split	817				
Common stock issuance	3,076,920	26,160			26,160
Net loss			(1,595)		(1,595)
Other comprehensive loss:					
Net unrealized loss on securities available for sale				(535)	(535)
Total comprehensive loss					(2,130)
Balance, December 31, 2004	**3,428,695**	**42,335**	**(8,097)**	**492**	**34,730**
Change in minority interest of consolidated subsidiary		77			77
Net loss			(7,364)		(7,364)
Other comprehensive loss:					
Net unrealized loss on securities available for sale				(855)	(855)
Total comprehensive loss					(8,219)
Balance, December 31, 2005	**3,428,695**	**$ 42,412**	**$ (15,461)**	**$ (363)**	**$ 26,588**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2005, 2004, and 2003
(Dollars in Thousands)

	2005	2004	2003
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net loss	$ (7,364)	$ (1,595)	$ (9,588)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Provision for impairment of intangible assets	-	-	60
Provision for impairment of other real estate held for sale	200	265	400
Provision for impairment of bank premises and equipment	-	-	669
Provision for depreciation and net amortization	918	1,580	2,546
Provision (credit) for deferred taxes	-	147	(543)
FHLB stock dividend	(101)	(210)	(169)
Net (gains) losses on sale of:			
Securities	(96)	-	(427)
Premises, equipment, and other real estate held for sale	51	459	356
Branches	-	(205)	-
Change in other assets	1,501	4,021	6,881
Change in other liabilities	(993)	(2,491)	(475)
Total adjustments	1,480	3,566	9,298
Net cash (used in) provided by operating activities	(5,884)	1,971	(290)
Cash flows from investing activities:			
Net (increase) decrease in interest-bearing deposits in other financial institutions	17,510	(12,487)	(4,038)
Payment for purchases of securities available for sale	(16,009)	(21,910)	(70,680)
Proceeds from sale of securities available for sale	30,811	-	36,601
Proceeds from calls and maturities of securities available for sale	7,218	48,840	15,928
Net (increase) decrease in loans	(37,429)	74,265	129,589
Proceeds from sale of premises, equipment, and other real estate held for sale	1,437	8,732	4,620
Capital expenditures	(2,226)	(150)	-
Net cash paid for branch sales	-	(25,018)	-
Purchase of minority interest in subsidiary of bank	77	-	-
Net cash provided by investing activities	1,389	72,272	112,020

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2005, 2004, and 2003
(Dollars in Thousands)

	2005	2004	2003
Cash flows from financing activities:			
Net decrease in deposits	$ 16,982	$ (64,921)	$ (131,700)
Proceeds from issuance of borrowings	1,651	125	-
Principal payments on borrowings	(50,273)	(14,562)	(789)
Proceeds from issuance of common stock	-	26,160	-
Net cash used in financing activities	(31,640)	(53,198)	(132,489)
Net increase (decrease) in cash and cash equivalents	(36,135)	21,045	(20,759)
Cash and cash equivalents at beginning of period	44,078	23,033	43,792
Cash and cash equivalents at end of period	$ 7,943	$ 44,078	$ 23,033
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 7,260	$ 8,405	$ 14,456
Income taxes paid or (refunded)	-	-	(2,137)
Noncash investing and financing activities:			
Transfer of foreclosures from loans to other real estate held for sale	632	4,762	4,340
Transfer of property from other real estate to premises and equipment	(358)	-	-
Assets and liabilities divested in branch sales:			
Loans	-	11	-
Premises and equipment	-	1,442	-
Deposits	-	26,471	-

See accompanying notes to consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of Mackinac Financial Corporation (the "Corporation") and Subsidiaries conform to accounting principles generally accepted in the United States and prevailing practices within the banking industry. Significant accounting policies are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries, mBank (the "Bank") and other minor subsidiaries, after elimination of inter-company transactions and accounts.

Capital

On December 15, 2004, the Corporation consummated a recapitalization through the issuance of $30 million of common stock in a private placement. The net proceeds of this offering amounted to $26.2 million. This recapitalization provided the funding to enable the Corporation to recapitalize the Bank with a $15.5 million capital infusion. This capital infusion provided the Bank with enough capital to be deemed a "well capitalized" institution by regulatory standards. The Corporation used $6.5 million of the proceeds to settle the $12.5 million liability of the subordinated debentures. The settlement of this liability also included the accrued interest of approximately $1.2 million. The Corporation recognized a gain from the settlement of the subordinated debentures of $6.6 million.

Nature of Operations

The Corporation's and the Bank's revenues and assets are derived primarily from banking activities. The Bank's primary market area is the Upper Peninsula, the northern portion of the Lower Peninsula of Michigan, and Oakland County in Lower Michigan. The Bank provides to its customers commercial, real estate, agricultural, and consumer loans, as well as a variety of traditional deposit products. A significant portion, approximately 12%, of the Bank's commercial loan portfolio consists of leases to commercial and governmental entities, which are secured by various types of equipment. These leases are dispersed geographically throughout the country. Approximately 1% of the Corporation's business activity is with Canadian customers and denominated in Canadian dollars.

While the Corporation's chief decision makers monitor the revenue streams of the various Corporation products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, deferred tax assets, and impairment of intangible assets.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, noninterest-bearing deposits in correspondent banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities

The Corporation's securities are classified and accounted for as securities available for sale. These securities are stated at fair value. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized holding gains and losses on securities available for sale are reported as accumulated other comprehensive income within shareholders' equity until realized. When it is determined that securities or other investments are impaired and the impairment is other than temporary, an impairment loss is recognized in earnings and a new basis in the affected security is established. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific-identification method.

Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank (FHLB) system, the Bank is required to hold stock in the FHLB based on the anticipated level of borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted.

Interest Income and Fees on Loans

Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Interest income on impaired and nonaccrual loans is recorded on the cash basis. Loan-origination fees and allocated costs of originating loans are deferred and recognized over the term of the loan as an adjustment to yield in accordance with FASB Statement No. 91.

Allowance for Loan Losses

The allowance for loan losses includes specific allowances related to commercial loans, which have been judged to be impaired. A loan is impaired when, based on current information, it is probable that the Corporation will not collect all amounts due in accordance with the contractual terms of the loan agreement. These specific allowances are based on discounted cash flows of expected future payments using the loan's initial effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The Corporation continues to maintain a general allowance for loan losses for loans not considered impaired. The allowance for loan losses is maintained at a level which management believes is adequate to provide for possible loan losses. Management periodically evaluates the adequacy of the allowance using the Corporation's past loan loss experience, known and inherent risks in the portfolio, composition of the portfolio, current economic conditions, and other factors. The allowance does not include the effects of expected losses related to future events or future changes in economic conditions. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change. Loans are charged against the allowance for loan losses when management believes the collectability of the principal is unlikely. In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require additions to the allowance for loan losses based on their judgments of collectability.

In management's opinion, the allowance for loan losses is adequate to cover probable losses relating to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio as of the balance sheet date.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Real Estate Held for Sale

Other real estate held for sale consists of assets acquired through, or in lieu of, foreclosure and other long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Other real estate held for sale is initially recorded at the lower of cost or fair value, less costs to sell, establishing a new cost basis. Valuations are periodically performed by management, and the assets' carrying values are adjusted to the lower of cost basis or fair value less costs to sell. Impairment losses are recognized for any initial or subsequent write-downs. Net revenue and expenses from operations of other real estate held for sale are included in other expense.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of premises and equipment are reflected in income. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Intangible Assets and Goodwill

Intangible assets attributable to the value of core deposits and the excess of purchase price over fair value of net assets (goodwill) acquired are stated at cost less accumulated amortization. The core deposit premium is amortized on a straight-line basis over a period of ten years and is subject to an annual impairment test based on the change in deposit base. Prior to 2002, goodwill was being amortized over a period of 15 years. During 2002, goodwill (Note 10) was written off in its entirety.

The Corporation reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset. Adjustments are recorded if it is determined that the benefit of the intangible asset has decreased.

Earnings per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock option agreements.

Stock Option Plans

The Corporation sponsors three stock option plans. One plan was approved during 2000 and applies to officers, employees, and non-employee directors. This plan was amended as a part of the recently completed stock offering and recapitalization. The amendment, approved by shareholders, increased the shares available under this plan by 428,587 shares from the original 25,000 (adjusted for the 1:20 split), to a total authorized share balance of 453,587. The other two plans, one for officers and employees and the other for non-employee directors, were approved in 1997. A total of 30,000 (adjusted for the 1:20 split), were made available for grant under these plans. Options under all of the plans are granted at the discretion of a committee of the Corporation's Board of Directors. Options to purchase shares of the Corporation's stock are granted at a price equal to the market price of the stock at the date of grant. The committee determines the vesting of the options when they are granted as established under the plan.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair value of each option granted is estimated on the grant date using the Black-Scholes methodology. The following assumptions were made in estimating fair value for options granted for the years ended December 31, 2005, 2004 and 2003. The weighted average fair value of options granted in 2005 as of their grant date, along with the assumptions used for each grant, is shown below. Options granted in 2003 were forfeited as a result of the employee's resignation.

	2005	2004	2003
Shares granted	112,500	257,152	2,500
Weighted average exercise price	$ 11.49	$ 9.75	$ 59.00
Dividend yield	0.00 %	0.00 %	0.00 %
Weighted average risk-free interest rate	3.96 %	3.25 %	1.25 %
Weighted average expected life (years)	4.0	4.0	7.0
Weighted average volatility	28.00 %	30.00 %	29.85 %
Weighted average fair value per share	$ 3.36	$ 2.80	$ 14.40

The Corporation accounts for stock options using the intrinsic value method. For all options granted, the intrinsic value was zero; therefore, no compensation cost has been recognized for the plans. Had compensation cost been determined on the basis of fair value, net income and earnings per share would have been reduced for the years ended December 31 (dollars in thousands, except per share data) as follows:

	2005	2004	2003
Net (loss):			
As reported	$ (7,364)	$ (1,595)	$ (9,588)
Total stock-based compensations expense determined under fair value-based method	(76)	(6)	(36)
Pro forma	$ (7,440)	$ (1,601)	$ (9,624)
(Loss) per share - Basic:			
As reported	$ (2.15)	$ (3.23)	$ (27.32)
Pro forma	$ (2.17)	$ (3.24)	$ (27.42)
(Loss) per share - Diluted:			
As reported	$ (2.15)	$ (3.23)	$ (27.32)
Pro forma	$ (2.17)	$ (3.26)	$ (27.42)
Weighted average shares outstanding	3,428,695	494,305	350,958

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are recognized as a separate component of equity and accumulated other comprehensive income (loss).

Earnings (loss) per share are based upon the weighted average number of shares outstanding. The following shows the computation of basic and diluted loss per share for the years ended December 31 (dollars in thousands, except per share data):

	Net Loss	Weighted Average Number of Shares	Loss per Share
2005			
Loss per share - Basic and diluted	$ (7,364)	3,428,695	$ (2.15)
2004			
Loss per share - Basic and diluted	$ (1,595)	494,305	$ (3.23)
2003			
Loss per share - Basic and diluted	$ (9,588)	350,958	$ (27.32)

In the above disclosure the dilutive effect of additional shares outstanding, as a result of stock options exercisable, was not taken into account since additional shares outstanding have an antidilutive effect on loss calculated per share.

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (credit) is the result of changes in the deferred tax asset and liability. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred asset will not be realized.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Corporation has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit.

In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit and indemnifications. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair or market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to guarantees accounted for as derivatives. The initial

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. Adoption of this interpretation did not have a material effect on the Corporation's financial statements. See Note 22 for the disclosures currently required under FIN 45.

Reclassifications

Certain amounts in the 2004 and 2003 consolidated financial statements have been reclassified to conform to the 2005 presentation.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 123 R – In December 2004, the FASB re-issued SFAS No. 123 "Accounting for Stock-Based Compensation" which becomes effective for interim periods beginning after December 15, 2005. This Statement supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees" and its related implementation guidance. Under Opinion No. 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement requires entities to recognize the cost of employee services received in exchange for these stock options. This Statement applies to all unvested awards outstanding as of the effective date. The Corporation plans to adopt SFAS No. 123 for the period beginning after December 15, 2005 and does not expect a material impact on the Corporation's Consolidated Financial Statements.

NOTE 3 – ACQUISITIONS AND DIVESTITURES

During 2004, the Corporation sold the deposits and the premises and equipment of five branch offices. The total deposits sold amounted to $26,471,000 and the net book value of premises and equipment was $1,442,000. Other assets and liabilities divested in these branch sales were immaterial. The Corporation realized a gain of $205,000 on the sale of these branches.

NOTE 4 – RESTRICTIONS ON CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the amount of $1.642 million were restricted on December 31, 2005 to meet the reserve requirements of the Federal Reserve System.

In the normal course of business, the Corporation maintains cash and due from bank balances with correspondent banks. Balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limit of $100,000. Management believes that these financial institutions have strong credit ratings and the credit risk related to these deposits is minimal.

NOTE 5 – SECURITIES AVAILABLE FOR SALE

The carrying value and estimated fair value of securities available for sale are as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2005				
US Agencies	$ 30,980	$ -	$ 626	$ 30,354
Obligations of states and political subdivisions	3,593	263	-	3,856
Total securities available for sale	$ 34,573	$ 263	$ 626	$ 34,210
December 31, 2004				
US Agencies	$ 21,980	$ 1	$ 138	$ 21,843
Obligations of states and political subdivisions	3,711	318	-	4,029
Corporate securities	667	14	-	681
Mortgage-related securities	30,225	299	2	30,522
Total securities available for sale	$ 56,583	$ 632	$ 140	$ 57,075

Following is information pertaining to securities with gross unrealized losses at December 31, 2005 and 2004 aggregated by investment category and length of time these individual securities have been in a loss position (dollars in thousands):

	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2005				
US Agencies	$ 269	$ 17,711	$ 357	$ 12,643
Total securities available for sale	$ 269	$ 17,711	$ 357	$ 12,643

NOTE 5 – SECURITIES AVAILABLE FOR SALE (CONTINUED)

The gross unrealized losses in the current portfolio are considered temporary in nature and related to interest rate fluctuations.

	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2004				
US Agencies	$ 138	$ 19,842	$ -	$ -
Mortgage-related securities	2	8,238	-	-
Total securities available for sale	$ 140	$ 28,080	$ -	$ -

Following is a summary of the proceeds from sales of securities available for sale, as well as gross gains and losses for the years ended December 31 (dollars in thousands):

	2005	2004	2003
Proceeds from sales/calls of securities	$ 35,364	$ 35,997	$ 36,601
Gross gains on sales	96	-	588
Gross losses on sales	1	-	161

The carrying value and estimated fair value of securities available for sale at December 31, 2005, by contractual maturity, are shown below (dollars in thousands). Contractual maturities may differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 3,555	$ 3,512
Due after one year through five years	27,810	27,239
Due after five years through ten years	1,063	1,193
Due after ten years	2,145	2,266
Total	$ 34,573	$ 34,210

See Note 12 for information on securities pledged to secure borrowings from the Federal Home Loan Bank.

NOTE 6 - LOANS

The composition of loans at December 31 (dollars in thousands) is as follows:

	2005	2004
Commercial real estate	$ 118,637	$ 105,619
Commercial, financial, and agricultural	56,686	47,446
One to four family residential real estate	44,660	45,292
Consumer	2,285	2,379
Construction	17,503	3,096
Total loans	$ 239,771	$ 203,832

An analysis of the allowance for loan losses for the years ended December 31 (dollars in thousands) is as follows:

	2005	2004	2003
Balance, January 1	$ 6,966	$ 22,005	$ 24,908
Recoveries on loans	134	719	4,053
Loans charged off	(992)	(15,758)	(6,956)
Balance, December 31	$ 6,108	$ 6,966	$ 22,005

The allowance for loan losses was significantly impacted by loan charge-offs during 2004. The Corporation sold $39.3 million of loans, primarily nonperforming, during 2004, which resulted in a previously allocated specific reserve charge-off of $10.9 million on these loans being recognized as a charge-off. Late in 2005, the Corporation completed another $2.1 million sale of nonperforming assets, which resulted in a charge to the reserve of $.4 million.

Nonperforming loans are those which are contractually past due 90 days or more as to interest or principal payments, on nonaccrual status, or loans, the terms of which have been renegotiated to provide a reduction or deferral of interest or principal. The interest income recorded and that which would have been recorded had nonaccrual and renegotiated loans been current, or not troubled, was not material to the consolidated financial statements for the year ended December 31, 2005 and 2004.

NOTE 6 – LOANS (CONTINUED)

Impaired Loans

A loan is considered impaired, based on current information and events, if it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due, according to the contractual terms of the loan agreement.

The following is a summary of impaired loans and their effect on interest income (dollars in thousands):

	Impaired Loans			Valuation Reserve		
	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2005	December 31, 2004	December 31, 2003
Balances, at period end						
Impaired loans with valuation reserve	$ -	$ 608	$ 39,993	$ -	$ 136	$ 5,350
Impaired loans with no valuation reserve	114	3,699	5,848	-	-	-
Total impaired loans	$ 114	$ 4,307	$ 45,841	$ -	$ 136	$ 5,350
Impaired loans on nonaccrual basis	$ 15	$ 4,307	$ 38,660	$ -	$ 136	$ 4,720
Impaired loans on accrual basis	99	-	7,181	-	-	630
Total impaired loans	$ 114	$ 4,307	$ 45,841	$ -	$ 136	$ 5,350
Average investment in impaired loans	$ 1,922	$ 17,036	$ 46,700			
Interest income recognized during impairment	78	1,053	1,307			
Interest income that would have been recognized on an accrual basis	134	803	2,793			
Cash-basis interest income recognized	76	863	718			

Insider Loans

The Bank, in the ordinary course of business, grants loans to the Corporation's executive officers and directors, including their families and firms in which they are principal owners. Activity in such loans is summarized below (dollars in thousands):

	2005	2004
Loans outstanding, January 1	$ 63	$ 6,514
New loans	56	365
Net activity on revolving lines of credit	578	
Repayment	(119)	(765)
Decrease related to retired executive officers and directors	-	(6,051)
Loans outstanding, December 31	$ 578	$ 63

No related party loans were classified substandard as of December 31, 2005 and 2004. In addition to the outstanding balances above, there were unused commitments to related parties of approximately $264,000.

NOTE 7 – PREMISES AND EQUIPMENT

Details of premises and equipment at December 31 (dollars in thousands) are as follows:

	2005	2004
Land	$ 2,121	$ 2,121
Buildings and improvements	11,910	11,624
Furniture, fixtures, and equipment	7,887	8,083
Construction in progress	1,404	-
Total cost basis	23,322	21,828
Less - Accumulated depreciation	11,335	11,089
Net book value	$ 11,987	$ 10,739

The construction in progress at the end of 2005 pertains to two branch office projects which are expected to be completed by May of 2006.

During 2004, the Bank sold the deposits and premises and equipment of five branch locations. The sales price of the premises and equipment, $1.442 million, was equal to the net book value at the date of sale, therefore no gain or loss was recognized.

Depreciation of premises and equipment charged to operating expenses amounted to $707,000 in 2005, $1,038,000 in 2004, and $1,378,000 in 2003.

NOTE 8 – OTHER REAL ESTATE HELD FOR SALE

An analysis of other real estate held for sale for the years ended December 31 (dollars in thousands) is as follows:

	2005	2004	2003
Balance, January 1	$ 1,730	$ 4,356	$ 5,409
Other real estate transferred from loans due to foreclosure	632	4,762	4,340
Other real estate transferred to premises and equipment	(358)	-	-
Other real estate sold / written down	(1,059)	(7,388)	(5,393)
Balance, December 31	$ 945	$ 1,730	$ 4,356

NOTE 9 – INTANGIBLE ASSET

Included in other assets are core deposit premiums acquired through acquisitions. These core deposit premiums are considered an intangible asset. The carrying amount of the intangible asset for the years ended December 31 (dollars in thousands) is as follows:

	2005		2004	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit premium	$ 3,734	$ 3,404	$ 3,734	$ 3,279

During 2004, the Bank sold five branch offices with deposits of $26.471 million. Two of the branch offices sold had unamortized core deposit premiums of $304,000 at the time of the sale. The write-off of this core deposit premium reduced the gain on the sale of these branch locations. Core deposit premium expense amounted to $125,000, $308,000 and $520,000 for 2005, 2004 and 2003 respectively.

The following table shows the estimated future amortization expense for the intangible asset. The projections of amortization expense are based on existing asset balances as of December 31, 2005 (dollars in thousands):

2006	$ 125
2007	82
2008	78
2009	45
Total	$ 330

NOTE 10 – GOODWILL

As required by SFAS No. 142, adopted January 1, 2002, the Corporation is required to perform an annual impairment test on goodwill. The impairment test is based in large part on a comparison of the fair value of the Corporation's outstanding stock, with the carrying value of its net assets. During the fourth quarter of 2002, events occurred which were determined to, more likely than not, reduce the fair value of the Corporation. Therefore, as required by SFAS No. 142, an additional impairment test was completed. This test resulted in an identified potential impairment. Based on the size of the identified impairment, the entire balance of goodwill was written off in 2002.

NOTE 11 – DEPOSITS

The distribution of deposits at December 31 (dollars in thousands) is as follows:

	2005	2004
Noninterest-bearing demand deposits	$ 19,684	$ 20,956
Savings, money market, and interest-bearing demand deposits	79,845	72,103
Time deposits	123,147	122,591
Brokered deposits	9,956	-
Total deposits	$ 232,632	$ 215,650

As of December 31, 2005, $1.311 million of deposits are from Canadian customers. Nonbrokered time deposits of $100,000 or more were $20,033,000 and $16,329,000 at December 31, 2005 and 2004, respectively. Interest expense on nonbrokered time deposits of $100,000 or more was $597,000, $514,000, and $785,000, for the years ended December 31, 2005, 2004 and 2003, respectively.

Maturities of time deposits outstanding at December 31, 2005, (dollars in thousands) are as follows:

2006	$ 99,935
2007	15,226
2008	3,957
2009	2,537
2010	730
Thereafter	762
Total	$ 123,147

Brokered deposits of $9.956 million mature in 2006.

NOTE 12 – BORROWINGS

Borrowings consist of the following at December 31 (dollars in thousands):

	2005	2004
Federal Home Loan Bank:		
* Fixed-rate advance at 6.50%, maturing October, 17. 2005	$ -	$ 473
* Fixed-rate advance at 7.06%, maturing May 15, 2006	-	3,082
* Convertible - Fixed-rate advance at 5.49%, callable quarterly, maturing June 23, 2008	-	10,000
* Convertible - Fixed-rate advance at 5.66%, callable quarterly, maturing, October 21, 2009	-	10,000
* Convertible - Fixed-rate advance at 6.22%, callable quarterly, maturing February 22, 2010	-	10,000
* Convertible - Fixed-rate advance at 6.50%, callable quarterly, maturing June 22, 2010	-	10,000
* Convertible - Fixed-rate advance at 5.99%, callable quarterly, maturing June 23, 2010	-	5,000
Convertible - Fixed-rate advance at 4.98%, callable quarterly, maturing December 20, 2010	5,000	5,000
Convertible - Fixed-rate advance at 5.16%, callable quarterly, maturing December 28, 2010	10,000	10,000
Convertible - Fixed-rate advance at 4.50%, callable quarterly, maturing January 10. 2011	10,000	10,000
Convertible - Fixed-rate advance at 4.35%, callable quarterly, maturing February 5, 2011	10,000	10,000
	35,000	83,555
Farmers Home Administration:		
Fixed-rate note payable to Farmers Home Administration, maturing August 24, 2024, interest payable at 1%	1,417	1,484
Total borrowings	$ 36,417	$ 85,039

* The Corporation prepaid $48.555 million of the Federal Home Loan Bank borrowings in the first quarter of 2005. The Corporation incurred a $4.320 million penalty as a result of this prepayment.

NOTE 12 – BORROWINGS (CONTINUED)

The FHLB has the option to convert the above listed convertible - fixed-rate advances to adjustable rate advances, repricing quarterly at three month LIBOR Flat, on the original call date and quarterly thereafter.

Maturities of borrowings outstanding at December 31, 2005 (dollars in thousands) are as follows:

2010	$ 15,000
2011	20,000
Thereafter	1,417
Total	$ 36,417

The Federal Home Loan Bank borrowings are collateralized at December 31, 2005 by the following: a collateral agreement on the Corporation's one-to-four family residential real estate loans with a book value of approximately $23,332,000; U.S. government agency securities with an amortized cost and estimated fair value of $23,412,000 and $22,883,000, respectively; and Federal Home Loan Bank stock owned by the Bank totaling $4,854,900. Prepayment of the advances is subject to the provisions and conditions of the credit policy of the Federal Home Loan Bank of Indianapolis in effect as of December 31, 2005.

The U.S.D.A. Rural Development borrowing is collateralized by loans totaling $775,000 originated and held by the Corporation's wholly owned subsidiary, First Rural Relending and an assignment of a demand deposit account in the amount of $780,000, and guaranteed by the Corporation.

NOTE 13 – INCOME TAXES

The components of the federal income tax provision (credit) for the years ended December 31 (dollars in thousands) are as follows:

	2005	2004	2003
Current tax expense (credit)	$ -	$ 147	$ (111)
Deferred tax (credit)	(3,503)	(2,257)	(543)
Change in valuation allowance	3,503	2,257	2,983
Total provision (credit) for income taxes	$ -	$ 147	$ 2,329

NOTE 13 - INCOME TAXES (CONTINUED)

A summary of the source of differences between income taxes at the federal statutory rate and the provision (credit) for income taxes for the years ended December 31 (dollars in thousands) is as follows:

	2005	2004	2003
Tax (credit) at statutory rate	$ (2,504)	$ (492)	$ (2,468)
Increase (decrease) in taxes resulting from:			
Tax-exempt interest	(340)	(415)	(540)
Intangible asset amortization and impairment	16	105	10
Change in valuation allowance	3,503	2,257	2,983
Minimum tax	-	-	1,313
Other	(675)	(1,308)	1,031
Provision (credit) for income taxes	$ -	$ 147	$ 2,329

Included in the total provision for income taxes are expenses of $-0-, $-0-, and $145,000 for the years ended December 31, 2005, 2004, and 2003, respectively, related to security transactions.

Deferred income taxes are provided for the temporary differences between the financial reporting and tax bases of the Corporation's assets and liabilities. The major components of net deferred tax assets at December 31 (dollars in thousands) are as follows:

	2005	2004
Deferred tax assets:		
Allowance for loan losses	$ 2,076	$ 2,369
Deferred compensation	421	453
Intangible assets	458	580
Other real estate	231	388
Alternative Minimum Tax Credit	1,463	1,463
NOL carryforward	12,349	8,281
Depreciation	233	194
Tax credit carryovers	672	672
Other	48	48
Total deferred tax assets	17,951	14,448
Valuation allowance	$ (17,951)	$ (14,448)
Deferred tax liabilities:		
Total deferred tax liabilities	-	-
Net deferred tax asset (liabilty)	$ -	$ -

NOTE 13 – INCOME TAXES (CONTINUED)

A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax asset will not be realized. At December 31, 2005 and 2004, the Corporation established a valuation allowance against the net deferred tax asset which would require future taxable income in order to be utilized. The Corporation has a net operating loss carryforward for tax purposes of approximately $36.3 million, which could only be benefited if the Corporation returns to profitability. This net operating loss carryforward will expire in the 2025 tax year.

NOTE 14 – OPERATING LEASES

The Corporation leases space at two branch offices. The leases are classified as operating leases. The operating lease for our branch office in Birmingham had an original term of 66 months, however, it can be renewed for an additional five year period. Future minimum payments, by year and in the aggregate, under the non-cancelable operating leases with initial or remaining terms in excess of one year, consisted of the following (dollars in thousands):

	Operating Leases
2006	$ 212
2007	179
2008	179
2009	179
2010 and beyond	233
Total	$ 982

Rent expense for all operating leases amounted to $91,000 in 2005, $108,000 in 2004, and $232,000 in 2003.

NOTE 15 – RETIREMENT PLAN

The Corporation has established a 401(k) profit sharing plan. Employees who have completed three months of service and attained the age of 18 are eligible to participate in the plan. Eligible employees can elect to have a portion, not to exceed 80%, of their annual compensation paid into the plan. In addition, the Corporation may make discretionary contributions into the plan. Retirement plan contributions charged to operations totaled $107,000, $146,000, and $78,000 for 2005, 2004, and 2003, respectively.

NOTE 16 – DEFERRED COMPENSATION PLANS

As an incentive to retain key members of management and directors, the Corporation established a deferred compensation plan, with benefits based on the number of years the individuals have served the Corporation. This plan was discontinued and no longer applies to current officers and directors. A liability was recorded on a present value basis and discounted using the rates in effect at the time the deferred compensation agreement was entered into. The liability may change depending upon changes in long-term interest rates. The liability at December 31, 2005 and 2004, for vested benefits under this plan was $1,238,000 and $1,338,000 respectively. The Corporation maintains life insurance policies on the plan participants. Death benefits received from the life insurance policies will be used to offset the obligations under the plan. The cash surrender value of the policies was $1,494,000 and $1,629,000 at December 31, 2005 and 2004, respectively. Deferred compensation expense for the plan was $120,000, $194,000, and $157,000 for 2005, 2004, and 2003 respectively.

NOTE 17 – SUBORDINATED DEBENTURES

The Corporation owns a Delaware business trust, North Country Capital Trust (the "Trust"). The Trust exists solely to issue capital securities. Prior to the adoption of FIN 46, the Corporation consolidated this entity as a result of its ownership of the outstanding common securities. This entity meets the FIN 46 definition of a VIE, but the Corporation is not the primary beneficiary in the entity. As such, the Corporation deconsolidated this entity in 2003. The Trust has issued trust

NOTE 17 – SUBORDINATED DEBENTURES (CONTINUED)

preferred securities and invested the net proceeds in subordinated debentures issued to the Trust by the Corporation. The subordinated debentures were the sole asset of the Trust.

As part of the recapitalization through the issuance of $30 million in common stock in a private placement, the subordinated debentures were paid off. This payoff settlement was negotiated with all of the holders of the subordinated debentures. The payment for the debentures was in settlement of $12,450,000 in principal and accrued interest. The total settlement price was $6,500,000 and resulted in the Corporation recording a gain on the settlement of $6,617,000.

NOTE 18 – CAPITAL

On December 16, 2004, the Corporation consummated a recapitalization through the issuance of $30 million of common stock in a private placement. The net proceeds of this offering amounted to $26.2 million. This recapitalization provided the funding to enable the Corporation to recapitalize the Bank with a $15.5 million capital infusion. This capital infusion provided the Bank with enough capital to be deemed a "well capitalized" institution by regulatory standards. The Corporation used $6.5 million of the proceeds to settle the $12,450,000 liability of the subordinated debentures. The settlement of this liability also included the accrued interest of approximately $1.2 million. The Corporation recognized a gain from the settlement of the subordinated debentures of $6.6 million.

NOTE 19 – REGULATORY MATTERS

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management has determined that, as of December 31, 2005, the Corporation is well capitalized.

To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. In addition, federal banking regulators have established capital classifications beyond the minimum requirements in order to risk-rate deposit insurance premiums and to provide trigger points for prompt corrective action. Although the Bank is well capitalized as of December 31, 2005, it is operating under an informal agreement which requires a minimum Tier 1 Capital ratio of 8%.

NOTE 19 – REGULATORY MATTERS (CONTINUED)

The Corporation's and the Bank's actual and required capital amounts and ratios as of December 31 (dollars in thousands) are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2005						
Total capital (to risk-weighted assets):						
Consolidated	$ 29,806	11.8%	≥ $ 20,153	≥ 8.0%	N/A	
mBank	$ 28,484	11.4%	≥ $ 20,076	≥ 8.0%	≥ $ 25,095	≥10.0%
Tier 1 capital (to risk-weighted assets):						
Consolidated	$ 26,622	10.6%	≥ $ 10,075	≥ 4.0%	N/A	
mBank	$ 25,309	10.1%	≥ $ 10,033	≥ 4.0%	≥ $ 15,050	≥ 6.0%
Tier 1 capital (to average assets):						
Consolidated	$ 26,622	9.2%	≥ $ 11,537	≥ 4.0%	N/A	
mBank	$ 25,309	8.8%	≥ $ 11,504	≥ 4.0%	≥ $ 14,380	≥ 5.0%
2004						
Total capital (to risk-weighted assets):						
Consolidated	$ 36,779	16.0%	≥ $ 18,348	≥ 8.0%	N/A	
mBank	$ 34,855	15.2%	≥ $ 18,303	≥ 8.0%	≥ $ 22,879	≥10.0%
Tier 1 capital (to risk-weighted assets):						
Consolidated	$ 33,861	14.8%	≥ $ 9,174	≥ 4.0%	N/A	
mBank	$ 31,943	14.0%	≥ $ 9,151	≥ 4.0%	≥ $ 13,727	≥ 6.0%
Tier 1 capital (to average assets):						
Consolidated	$ 33,861	10.7%	≥ $ 13,045	≥ 4.0%	N/A	
mBank	$ 31,943	9.8%	≥ $ 13,081	≥ 4.0%	≥ $ 16,351	≥ 5.0%

The Bank is restricted, by banking regulations, from making dividend distributions above prescribed amounts. At December 31, 2005, the Bank was not authorized to pay dividends to the Corporation without prior regulatory approval because of a negative retained earnings balance due to cumulative losses and as a restriction of the regulatory informal agreement.

NOTE 19 – REGULATORY MATTERS (CONTINUED)

History

In October 2001, the Bank was notified by the FDIC that it was a "troubled institution" within the meaning of FDIC regulations. As a troubled institution, the Bank is required to notify the FDIC 30 days prior to the addition or replacement of a Board member and the employment or changes in responsibilities of a senior executive officer.

In September 2002, a regularly-scheduled safety and soundness examination of the Bank was conducted by its principal regulators, the Michigan Office of Financial and Insurance Services ("OFIS"), and the FDIC. During the course of that examination, the FDIC, the OFIS, and the Federal Reserve Bank of Chicago ("FRB") requested that the Corporation and the Bank take certain actions, including suspending the payment of dividends and conserving the liquidity of the Corporation.

In response to the concerns expressed by the regulators, the Board of Directors of the Corporation and the Bank adopted resolutions providing for prior regulatory approval of the declaration or payment of any dividend by the Corporation or the Bank, and suspension of interest payments by the Corporation in connection with its trust preferred securities. The agreements relating to the trust preferred securities allow for the suspension of payments for up to 20 quarters. Therefore, the suspension of the interest payments did not violate the agreement.

Following the completion of the regularly-scheduled safety and soundness examination of the Bank by the FDIC and the OFIS in November 2002, and the Bank's receipt of the related Report of Examination ("Report"), the FDIC and the OFIS, with the consent of the Bank, on March 26, 2003, entered a formal order (the "Order") under Federal and State banking laws. The Order became effective on April 5, 2003, and was to remain in effect until modified or terminated by action of the FDIC and the OFIS. The Order identified deficiencies in the Bank's policies and procedures for safe and sound operation, including its directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management and investments, and its compliance with all applicable laws and regulations, including Regulations O and U of the Board of Governors of the Federal Reserve System (the "Board"), the FDIC Rules and Regulations, and the Michigan Banking Code of 1999. The Order also required the Bank to maintain specified capital ratios during the life of the Order.

The Order required the Bank and its directors to take specific steps, within time periods specified in the Order, to address the operational deficiencies, including certain violations of law and regulations, identified by the FDIC and the OFIS in the Order and the Report.

Significant progress was made by the Corporation in addressing all of the deficiencies of the Order. The most significant event, which occurred in mid-December 2004, was the consummation of a $30 million stock offering through a private placement that resulted in net proceeds of $26.2 million. This recapitalization allowed the Corporation to inject $15.5 million of capital into the Bank which satisfied all of the capital requirements of the Order.

On February 8, 2005, the Order was formally removed; however, the Bank entered into an informal agreement which requires the Bank to maintain a Tier 1 Capital ratio of at least 8%. The Bank is also required to have regulatory approval before paying dividends.

NOTE 20 – STOCK OPTION PLANS

The Corporation sponsors three stock option plans. All historical information presented below has been adjusted to reflect the 1 for 20 reverse stock split which occurred on December 16, 2004. One plan was approved during 2000 and applies to officers, employees, and non-employee directors. A total of 25,000 shares were made available for grant under this plan. This plan was amended as a part of the recapitalization to provide for additional authorized shares equal to 12.50% of all outstanding shares subsequent to the recapitalization, which amounted to 428,587 shares. The other two plans, one for officers and employees and the other for non-employee directors, were approved in 1997. A total of 30,000 shares were made available for grant under these plans. Options under all of the plans are granted at the discretion of a committee of the Corporation's Board of Directors. Options to purchase shares of the Corporation's stock are granted at a price equal to

NOTE 20 – STOCK OPTION PLANS (CONTINUED)

the market price of the stock at the date of grant. The committee determines the vesting of the options when they are granted as established under the plan.

A summary of stock option transactions for the years ended December 31 is as follows:

	Number of Shares		
	2005	2004	2003
Outstanding shares at beginning of year	282,999	27,483	38,616
Granted during the year	112,500	257,152	2,500
Expired / forfeited during the year	(20,082)	(1,636)	(13,633)
Outstanding shares at end of year	375,417	282,999	27,483
Weighted average exercise price per share at end of year	$ 14.15	$ 34.55	$ 278.80
Shares available for grant at end of year	89,488	189,532	17,912

As part of the recapitalization of the Corporation, options were granted to two new senior executives of the Corporation and Bank. These options, totaling 257,152 shares, were granted at an exercise price of $9.75 per share or market value. The market value was based upon the offering price of the common stock in the private placement.

Options in 2003 were granted at $59.00 per share (as adjusted for the 1 for 20 reverse stock split). These same options expired in 2003 as a result of the grantee's resignation. Under these plans, options expire ten years after the date of grant.

Following is a summary of the options outstanding and exercisable at December 31, 2005:

Exercise Price Range	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price
$9.16	12,500	2,500	10.0	$ 9.16
$9.75	257,152	120,861	10.6	9.75
$11.50	40,000	8,000	9.8	11.50
$12.00	60,000	12,000	9.5	12.00
$156.00 - $240.00	3,545	3,545	5.3	186.75
$300.00 - $400.00	2,220	2,220	3.6	382.16
	375,417	149,126	9.1	$ 14.15

NOTE 21 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes for the years ended December 31 (dollars in thousands) were as follows:

	2005	2004	2003
Unrealized holding gains (losses) on available for sale securities	$ (855)	$ (535)	$ 212
Less reclassification adjustments for gains later recognized in income	-	-	427
Net unrealized (losses)	(855)	(535)	(215)
Tax effect	-	-	-
Other comprehensive (loss)	$ (855)	$ (535)	$ (215)

NOTE 22 - COMMITMENTS, CONTINGENCIES, AND CREDIT RISK

Financial Instruments With Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. These commitments at December 31 (dollars in thousands) are as follows:

	2005	2004
Commitments to extend credit:		
Fixed rate	$ 2,118	$ 638
Variable rate	31,557	10,889
Standby letters of credit - Variable rate	10,493	17,970
Credit card commitments - Fixed rate	3,135	2,995
	$ 47,303	$ 32,492

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are irrevocable commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit

NOTE 22 - COMMITMENTS, CONTINGENCIES, AND CREDIT RISK (CONTINUED)

risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The commitments are structured to allow for 100% collateralization on all standby letters of credit.

Credit card commitments are commitments on credit cards issued by the Corporation's subsidiary and serviced by other companies. These commitments are unsecured.

Contingencies

In the normal course of business the Corporation is involved in various legal proceedings. For expanded discussion on the Corporation's legal proceedings, see Note 25.

Concentration of Credit Risk

The Bank grants commercial, residential, agricultural, and consumer loans throughout Michigan. The Bank's most prominent concentration in the loan portfolio relates to commercial loans to entities within the hospitality and tourism industry. This concentration at December 31, 2005 represents $37.7 million, or 21.5%, compared to $52.7 million, or 34.4%, of the commercial loan portfolio on December 31, 2004. The remainder of the commercial loan portfolio is diversified in such categories as gaming, petroleum, forestry, and agriculture. Due to the diversity of the Bank's locations, the ability of debtors of residential and consumer loans to honor their obligations is not tied to any particular economic sector.

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments:

Cash, cash equivalents, and interest-bearing deposits - The carrying values approximate the fair values for these assets.

Securities - Fair values are based on quoted market prices where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Federal Home Loan Bank stock – Federal Home Loan Bank stock is carried at cost, which is its redeemable value and approximates its fair value, since the market for this stock is limited.

Loans - Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage, and other consumer. The fair value of loans is calculated by discounting scheduled cash flows using discount rates reflecting the credit and interest rate risk inherent in the loan.

The methodology in determining fair value of nonaccrual loans is to average them into the blended interest rate at 0% interest. This has the effect of decreasing the carrying amount below the risk-free rate amount and, therefore, discounts the estimated fair value.

Impaired loans are measured at the estimated fair value of the expected future cash flows at the loan's effective interest rate or the fair value of the collateral for loans which are collateral dependent. Therefore, the carrying values of impaired loans approximate the estimated fair values for these assets.

Deposits - The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits and savings, is equal to the amount payable on demand at the reporting date. The fair value of time deposits is based on the discounted value of contractual cash flows applying interest rates currently being offered on similar time deposits.

Borrowings - Rates currently available for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. The fair value of borrowed funds due on demand is the amount payable at the reporting date.

Accrued interest - The carrying amount of accrued interest approximates fair value.

NOTE 23 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Off-balance-sheet instruments - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the counterparties. Since the differences in the current fees and those reflected to the off-balance-sheet instruments at year-end are immaterial, no amounts for fair value are presented.

The following table presents information for financial instruments at December 31 (dollars in thousands):

	2005		2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 7,943	$ 7,943	$ 44,078	$ 44,078
Interest-bearing deposits	1,025	1,025	18,535	18,535
Securities available for sale	34,210	34,210	57,075	57,075
Federal Home Loan Bank stock	4,855	4,855	4,754	4,754
Net loans	233,663	231,279	196,866	199,551
Accrued interest receivable	1,590	1,590	1,909	1,909
Total financial assets	$ 283,286	$ 280,902	$ 323,217	$ 325,902
Financial liabilities:				
Deposits	$ 232,632	$ 232,175	$ 215,650	$ 215,835
Borrowings	36,417	35,225	85,039	89,142
Accrued interest payable	730	730	794	794
Directors deferred compensation	1,238	1,238	1,338	1,338
Total financial liabilities	$ 271,017	$ 269,368	$ 302,821	$ 307,109

Limitations - Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include premises and equipment, other assets, and other liabilities. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

NOTE 24 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

BALANCE SHEETS
December 31, 2005 and 2004
(Dollars in Thousands)

ASSETS

	2005	2004
Cash and cash equivalents	$ 1,173	$ 2,313
Investment in subsidiaries	25,409	33,288
Other assets	53	26
TOTAL ASSETS	$ 26,635	$ 35,627

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
Liabilities	$ 47	$ 897
Shareholders' equity	26,588	34,730
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 26,635	$ 35,627

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 24 - PARENT COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF OPERATIONS
Years Ended December 31, 2005, 2004, and 2003
(Dollars in Thousands)

	2005	2004	2003
Income:			
Security gains	$ -	$ -	$ 102
Gain on settlement of subordinated debentures	-	6,617	-
Other	34	13	17
Total income	34	6,630	119
Expenses:			
Salaries and benefits	120	1,568	66
Interest	-	458	504
Accounting, legal and consulting fees	302	1,031	746
Other	196	183	126
Total expenses	618	3,240	1,442
Income (loss) before credit for income taxes and equity in undistributed net income (loss) of subsidiaries	(584)	3,390	(1,323)
Credit for income taxes	-	-	-
Income before equity in undistributed net income (loss) of subsidiaries	(584)	3,390	(1,323)
Equity in undistributed net (loss) of subsidiaries	(6,780)	(4,985)	(8,265)
Net (loss)	$ (7,364)	$ (1,595)	$ (9,588)

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 24 - PARENT COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004, and 2003
(Dollars in Thousands)

	2005	2004	2003
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net (loss)	$ (7,364)	$ (1,595)	$ (9,588)
Adjustments to reconcile net (loss) to net cash provided by operating activities:			
Provision for depreciation and amortization	-	26	28
Net gain on settlement of subordinated debentures	-	(6,617)	-
Equity in undistributed net loss of subsidiaries	6,780	4,985	8,265
Change in other assets	(27)	59	486
Change in other liabilities	(850)	872	518
Total adjustments	5,903	(675)	9,297
Net cash (used in) operating activities	(1,461)	(2,270)	(291)
Cash flows from financing activities:			
Proceeds from issuance of common stock	-	26,160	-
Payment in settlement of subordinated debentures	-	(6,500)	-
Investments in subsidiaries	321	(15,500)	-
Dividends paid	-	-	-
Net cash provided by financing activities	321	4,160	-
Net increase (decrease) in cash and cash equivalents	(1,140)	1,890	(291)
Cash and cash equivalents at beginning of period	2,313	423	714
Cash and cash equivalents at end of period	$ 1,173	$ 2,313	$ 423

NOTE 25 – LEGAL PROCEEDINGS

The Corporation and its subsidiaries are subject to routine litigation incidental to the business of banking. In addition, the Corporation or the Bank is subject to an informal agreement with regulatory authorities and the litigation described below. Information regarding the informal agreement is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "History" in this report, and is incorporated here by reference. The litigation that is not routine and incidental to the business of banking is described below.

NOTE 25 – LEGAL PROCEEDINGS (CONTINUED)

Shareholder's Derivative Litigation

Damon Trust v. Bittner, et al.

In an action styled *Virginia M. Damon Trust v. North Country Financial Corporation, Nominal Defendant, and Dennis Bittner, Bernard A. Bouschor, Ronald G. Ford, Sherry L. Littlejohn, Stanley J. Gerou II, John D. Lindroth, Stephen Madigan, Spencer Shunk, Michael Hendrickson, Glen Tolksdorf, and Wesley Hoffman,* filed in the U.S. District Court for the Western District of Michigan on July 1, 2003, a shareholder of the Corporation has brought a shareholder's derivative action under Section 27 of the Exchange Act against the Corporation and certain of its current and former directors and senior executive officers. The Complaint, which demands a jury trial, is brought on behalf of the Corporation against the individual defendants. It alleges that the individual defendants have caused loss and damage to the Corporation through breaches of their fiduciary duties of oversight and supervision by failing i) adequately to safeguard the assets of the Corporation, (ii) to ensure that adequate administrative, operating, and internal controls were in place and implemented, (iii) to ensure that the Corporation was operated in accordance with legally-prescribed procedures, and (iv) to oversee the audit process to ensure that the Corporation's assets were properly accounted for and preserved. The Complaint further alleges that the individual defendants violated Section 14(a) of the Exchange Act by making materially false and misleading statements in the proxy statement mailed to shareholders in connection with the annual meeting of the Corporation held May 29, 2000, and the adoption by the shareholders at that meeting of the Corporation's 2000 Stock Incentive Plan. The Complaint also alleges that Mr. Ford and Ms. Littlejohn, through a series of compensation arrangements, stock options, and employment agreements obtained by them through improper means resulting from the offices they held with the Corporation, received excessive compensation, to the injury of the Corporation. Among other things, the Complaint is based upon allegations of material misstatements or omissions in filings made by the Corporation with the SEC, and deficiencies in the Corporation's policies and procedures for safe and sound operation, including its directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management, and investments, and its compliance with all applicable laws and regulations, including Regulations O and U of the Board, FDIC Rules and Regulations, and the Michigan Banking Code of 1999. The Complaint seeks (i) rescission of the approval of the 2000 Stock Incentive Plan and return of all stock and options granted under the Plan, (ii) a declaration that the individual defendants breached their fiduciary duty to the Corporation, (iii) an order to the individual defendants to account to the Corporation for all losses and/or damages by reason of the acts and omissions alleged, (iv) an order to each of the individual defendants to remit to the Corporation all salaries and other compensation received for periods during which they breached their fiduciary duties, (v) compensatory damages in favor of the Corporation, (vi) injunctive relief, and (vii) interest, costs, and attorney's and expert's fees.

By letter dated September 17, 2003, and expressly without prejudice to the argument that any such written demand is not required, plaintiff's counsel purported to make a written demand that the Corporation pursue a number of indicated putative claims against: (1) present and former officers and directors of the Corporation who also are the individual defendants in the *Damon* action, and (2) the certified public accounting firm of Wipfli, Ullrich, Bertelson, LLP.

On September 18, 2003, the Corporation filed a motion to dismiss the *Damon* action because plaintiff did not satisfy the mandatory precondition, under Section 493a of the Michigan Business Corporation Act ("MBCA"), M.C.L.§ 450.1493a, for filing a shareholder derivative action that the shareholder must first have submitted a written demand that the Corporation pursue in its own right the claims asserted by the shareholder (the plaintiff here). Certain of the individual defendants in the *Damon* action filed their own motion to dismiss on November 25, 2003, in which motion the other individual defendants later joined. The plaintiff filed an Opposition to both motions to dismiss on January 9, 2004, and on January 30, 2004, the defendants filed reply briefs in support of their motions to dismiss.

On March 22, 2004, the Court issued an Opinion and Order granting in part and denying in part the motions to dismiss in the *Damon* case. The Court dismissed the Section 14(a) claim against all of the defendants as barred by the statute of limitations and, as further grounds, dismissed that claim as to those who were not directors at the time of the mailing of the proxy statement. The Court has permitted the plaintiff to proceed with its breach of fiduciary duty claims against the Directors on the grounds that the plaintiff cured its procedural failings by subsequently transmitting a demand letter as required by Section 493 of the MBCA.

NOTE 25 - LEGAL PR0CEEDINGS (CONTINUED)

On April 19, 2004, the Court entered an Order Granting Stipulation to Grant Plaintiff Leave to File Amended Complaint and to Grant Related Relief to All Parties. On May 14, 2004, the plaintiff filed an Amended Complaint and, thereafter, all Defendants timely filed Answers to the Amended Complaint. In its Answer, the Corporation averred that the plaintiff's claims are asserted for and on behalf of the Corporation, that the plaintiff does not assert any claims against the Corporation and, therefore, the Corporation properly should be realigned as a plaintiff in the action.

During the above described proceedings, on November 11, 2003, the Corporation filed a motion, as permitted by section 495 of the MBCA, M.C.L.§ 450.1495, requesting the Court to appoint a disinterested person to conduct a reasonable investigation of the claims made by the plaintiff and to make a good faith determination whether the maintenance of the derivative action is in the best interests of the Corporation. After additional written submissions to the Court by the defendants and the plaintiff concerning the issues presented by this motion, and after several conferences with the Court, on May 20, 2004, the Court entered an Order adopting the parties' written stipulations concerning the appointment of a disinterested person and the manner of conducting the investigation of the claims made by the plaintiff and making recommendations as to whether the maintenance of the derivative action is in the best interests of the Corporation.

On July 14, 2004, the Court convened a settlement conference among counsel for all parties and counsel for the individual defendants' insurer. Although a settlement was not achieved, at the direction of the Court, the parties' respective counsel agreed to continue settlement discussions.

By Order of the Court dated November 2, 2004, the report of the disinterested person was timely filed with the Corporation on October 23, 2004, and the action was stayed until November 22, 2004. On December 22, 2004, the plaintiff filed a motion with the Court seeking a scheduling conference among the Court and the parties. The Court granted the plaintiff's motion on January 10, 2005. On January 13, 2005, the parties to the action and the individual defendants' insurer entered into an agreement regarding limited disclosure of the report of the disinterested person to the insurer and counsel for the parties on the terms and conditions set forth in the agreement. Also on January 13, 2005, a scheduling conference was held with the Court, and was adjourned to February 14, 2005.

On February 9, 2005, the parties filed a joint status report with the Court. A further status conference was held on February 14, 2005. At that time, the Court entered a Stipulated Protective Order regarding limited dissemination of the report of the disinterested person. Also on February 14, in a separate Order, the Court required the parties to complete their respective review of the report and communicate among themselves regarding their positions. Absent a negotiated resolution, the Corporation was given the opportunity until March 21, 2005, to file an appropriate motion to dismiss. On March 21, 2005, consistent with the determinations of the disinterested person in his report, the Corporation filed with the Court a motion to dismiss (i) all the breach of fiduciary duty claims against defendants Bittner, Bouschor, Gerou, Lindroth, Madigan, Shunk, Hendrickson, and Tolksdorf, (ii) the breach of fiduciary duty claims against defendant Hoffman, except for one claim identified by the disinterested person in his report, and (iii) the excess compensation claims against defendants Ford and Littlejohn. The plaintiff opposed the motion to dismiss.

In an Order dated September 6, 2005, the Court stayed the proceedings in this case against defendant Littlejohn, in light of her filing for personal bankruptcy under Chapter 7 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of Michigan on August 9, 2005.

In an Opinion and Order, each dated September 7, 2005, the Court granted the Corporation's motion and dismissed with prejudice (i) all the breach of fiduciary duty claims against defendants Bittner, Bouschor, Gerou, Lindroth, Madigan, Shunk, Hendrickson, and Tolksdorf, (ii) the breach of fiduciary duty claims against defendant Hoffman, except for one claim identified by the disinterested person in his report, and (iii) the excess compensation claims against defendants Ford and Littlejohn. The Court directed that the case proceed with the claim against defendant Hoffman with respect to his involvement in defendant Ford's December 21, 2001 employment agreement, and with respect to the breach of fiduciary duty claims against defendants Ford and Littlejohn, subject to the stay regarding proceedings against defendant Littlejohn.

A Case Management Order was entered by the Court on September 16, 2005. The Court also scheduled a mediation among the parties, the Corporation, and its insurer for November 15, 2005.

NOTE 25 - LEGAL PROCEEDINGS (CONTINUED)

On October 21, 2005, without the required permission of the Court, the plaintiff filed a Third Amended Complaint which (A) deleted (i) substantive allegations previously asserted against defendants Bittner, Bouschor, Gerou, Lindroth, Madigan, Shunk, Hendrickson, and Tolksdorf, (ii) the claim brought under Section 14 of the Exchange Act, (iii) allegations that the defendants engaged in acts to "artificially inflate the price" of the Corporation's stock, and (iv) the previous allegations quantifying damages to the Corporation at $40 million (instead alleging "million of dollars" in damages), and (B) otherwise appears to have been drafted to comport with the Court's Opinion and Order dated September 7, 2005. The Third Amended Complaint continues to include allegations against defendant Littlejohn, notwithstanding the Court's September 6, 2005 Order staying the case against her because of her personal bankruptcy filing. Before the defendants responded to the Third Amended Complaint, the Court entered an Order on October 31, 2005, striking the Third Amended Complaint because the required permission of the Court was not obtained for its filing. The Court's Order affords plaintiff seven days in which to submit a stipulated order for filing of the Third Amended Complaint, or the filing of a motion to permit its filing. Plaintiff subsequently filed a motion for leave to file a Third Amended Complaint, and the Court has taken the motion under advisement after conducting a hearing on the motion on December 6, 2005.

The mediation scheduled by the Court among the parties, the Corporation, and its insurer was held on November 15, 2005. No settlement was reached. A continuation of the mediation has been scheduled for April 26, 2006 by the parties, which are conducting discovery in preparation for the mediation.

On November 22, 2005, the U.S. Bankruptcy Court for the Western District of Michigan entered an Order granting the plaintiffs motion to lift the automatic stay under 11 U.S.C. § 362 and to permit plaintiff to continue the *Damon* action against defendant Littlejohn, to the extent that plaintiff limits its recovery to insurance proceeds. On December 14, 2005, the Bankruptcy Court entered an order discharging defendant Littlejohn as a debtor in bankruptcy.

On March 3, 2006, the Court amended the Case Management Order to extend the discovery and motion cutoff deadlines in the *Damon* case.

Prosecution of this case is the responsibility of the plaintiff and its counsel. The Corporation's role will be to monitor the case and to respond to discovery requests from the parties. Any settlement or judgment ultimately obtained by plaintiff in this action, net of fees and expenses of counsel for plaintiff, will inure to the benefit of the Corporation.

If a settlement is not reached as a result of the mediation, the Corporation will incur additional legal fees and expenses in monitoring the plaintiff's prosecution of the case on behalf of the Corporation and in responding to the parties' requests for discovery directed to it. At this time the Corporation cannot accurately estimate the amount of any such future legal fees and expenses.

Damon Trust v. Wipfli

On August 27, 2004, a second shareholder's derivative action, styled *Virginia M. Damon Trust v. Wipfli Ullrich Bertelson, LLP, and North Country Financial Corporation, Nominal Defendant*, was filed in the Michigan Circuit Court for Grand Traverse County by the same shareholder which brought the derivative action discussed above. The complaint, which demands a jury trial, is brought on behalf of the Corporation against Wipfli Ullrich Bertelson, LLP ("Wipfli") under the Michigan Accountant Liability statute, M.C.L. 600.2962. It alleges that Wipfli damaged the Corporation by (i) failing to conduct and oversee, with the due care and competence required of professional accountants, the annual audit of the Corporation's financial statements for its fiscal years ending December 31, 2000 and December 31, 2001, (ii) failing to provide, with requisite due care and competence, the internal audit, regulatory compliance, and financial reporting services Wipfli had agreed to provide the Corporation after August 28, 2002, when Wipfli resigned as its auditors to undertake such consulting services, (iii) failing to exercise due care and competence required to ensure that the Corporation's financial statements conformed to applicable regulatory accounting principles ("RAP") and generally accepted accounting principles ("GAAP"), (iv) failing to make full disclosure that the Corporation's administrative, operating, and internal controls were inadequate to prevent loss and damage to its assets, and (v) failing to conduct a diligent and careful "review" of the Corporation's quarterly financial statements during its fiscal years 2000 and 2001 and the first and second quarters of 2002.

NOTE 25 – LEGAL PROCEEDINGS (CONTINUED)

The complaint further alleges that Wipfli undertook in writing (i) to provide professional services, including auditing services, accounting services for preparation of audited financial statements, advice regarding financial statement disclosure, and preparation of annual reports for regulators, including the annual report required by section 36 of the Federal Deposit Insurance Act, and (ii) to ensure that the Corporation had sufficient systems in place to determine whether it was in compliance with RAP and other regulations of the FDIC and the OFIS. The complaint alleges that Wipfli (i) failed to conduct its audits of the Corporation's financial statements in accordance with generally accepted auditing standards ("GAAS"), (ii) negligently represented that the Corporation's audited annual financial statements for the year ended December 31, 2000 were fairly presented in all material respects, (iii) negligently conducted reviews of the Corporation's quarterly financial statements for the interim quarters of 2000, 2001 and 2002, and (iv) negligently audited the Corporation's financial statements for the fiscal years 2000 and 2001 by failing to obtain or review sufficient documentation failing to limit the scope of the audit in light of such failure to obtain or review sufficient documentation, failing to verify the accuracy of information obtained from the Corporation for the audit, failing to limit the scope of the audit in light of such failure to verify the accuracy of the information obtained from the Corporation, and substantially underestimating the Corporation's liabilities and misrepresenting its solvency.

The complaint also alleges that Wipfli is a party responsible for the Corporation's liability in any securities fraud action arising out of a material overstatement of its financial results. The complaint claims contribution and indemnification from Wipfli on behalf of the Corporation under the Private Securities Litigation Reform Act of 1995 for any liability it may incur in any such securities fraud action.

On October 12, 2004, Wipfli removed the second shareholder's derivative action to the U.S. District Court for the Western District of Michigan. By stipulation between the respective counsel for the Corporation and the plaintiff, the Corporation was initially granted until December 10, 2004, to file its first response to the Complaint, which period was extended by a Stipulated Order until January, 2005.

On January 10, 2005, the Corporation filed its Answer to the Complaint in the second shareholder's derivative action. Also on that date, a joint status report was filed with the Court by all parties. A scheduling conference was held with the Court on January 13, 2005. On that date, the Court entered a Preliminary Case Management Order, affording the Corporation the opportunity until February 3, 2005, to make a motion to realign the Corporation in, or to dismiss, the litigation.

On February 3, 2005, the Corporation filed a Motion to realign the Corporation as the plaintiff, and to dismiss the Virginia M. Damon Trust as a party, in the second shareholder's derivative action. The plaintiff, Virginia M. Damon Trust, filed a brief opposing the Corporation's motion. Oral argument on the Corporation's motion was held before the Court on March 7, 2005. The Court took the matter under advisement.

In an Order dated September 29, 2005, the Court realigned the Corporation as the plaintiff and made the Corporation exclusively responsible for prosecuting all further aspects of the case, including any settlement. In the same Order, the Court stated that the Virginia M. Damon Trust would remain as a nominal plaintiff in the case, entitled to notice.

A Case Management Order was entered by the Court on January 27, 2006. The Court also scheduled a mediation among the parties for June, 2006. The parties have jointly retained a facilitator to conduct a non-binding mediation on June 20 and 21, 2006. Pursuant to the Court's order, the parties intend to exchange documents and expert reports prior to that mediation.

Litigation of the types involved in the actions described above can be complex, time-consuming, and often protracted. The Corporation has incurred substantial expense for legal and other professional fees as a result of these actions. The Corporation anticipates that it will incur additional such expenses in connection with the two actions described above. The Corporation does not believe that legal costs associated with the *Damon* action noted above will be material for 2006. The amount of the costs to be incurred for 2006 pertaining to the *Wipfli* action is unknown; however, the Corporation believes it will not be in excess of $200,000.

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA
(Unaudited)
(Dollars in Thousands, Except Per Share Data)

	Years Ended December 31				
	2005	**2004**	**2003**	**2002**	**2001**
SELECTED FINANCIAL CONDITION DATA:					
Total assets	**$ 298,722**	$ 339,497	$ 422,539	$ 565,306	$ 636,629
Loans	**239,771**	203,832	297,846	435,043	504,412
Securities	**34,210**	57,075	84,774	67,955	61,885
Deposits	**232,632**	215,650	305,794	437,494	482,524
Borrowings	**36,417**	85,039	87,026	87,815	88,549
Total equity	**26,588**	34,730	10,700	20,503	47,889
SELECTED OPERATIONS DATA:					
Interest income	**$ 16,976**	$ 18,853	$ 23,641	$ 35,969	$ 50,475
Interest expense	**(7,196)**	10,615	(14,015)	(18,089)	(26,842)
Net interest income	**9,780**	8,238	9,626	17,880	23,633
Provision for loan losses	**-**	-	-	(26,658)	(3,200)
Net security gains	**95**	-	427	746	1,073
Other income	**1,016**	8,542	2,804	4,512	9,363
Impairment loss on intangibles	**-**	-	(60)	(3,647)	-
Other expenses	**(18,255)**	(18,228)	(20,056)	(23,416)	(24,307)
Income (loss) before income taxes	**(7,364)**	(1,448)	(7,259)	(30,583)	6,562
Provision (credit) for income taxes	**-**	147	2,329	(3,870)	788
Net income (loss)	**$ (7,364)**	$ (1,595)	$ (9,588)	$ (26,713)	$ 5,774
PER SHARE DATA:					
Earnings (loss) - Basic	**$ (2.15)**	$ (3.23)	$ (27.32)	$ (76.11)	$ 16.40
Earnings (loss) - Diluted	**(2.15)**	(3.23)	(27.32)	(76.11)	16.40
Cash dividends declared	**-**	-	-	5.00	6.00
Book value	**7.76**	10.13	30.40	58.40	136.40
Market value - closing price at year end	**9.10**	17.97	35.00	48.40	147.84
FINANCIAL RATIOS:					
Return on average equity	**(25.63)** %	(18.64) %	(59.15) %	(61.07) %	12.48 %
Return on average assets	**(2.58)**	(.44)	(1.96)	(4.31)	.89
Dividend payout ratio	**N/A**	N/A	N/A	NM	36.48
Average equity to average assets	**10.05**	2.34	3.32	7.05	7.10

Summary Quarterly Financial Information

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

SUMMARY QUARTERLY FINANCIAL INFORMATION
(Unaudited)
(Dollars in Thousands, Except per Share Data)

	Three Months Ended			
	March 31	June 30	September 30	December 31
2005				
SELECTED OPERATIONS DATA:				
Interest income	$ 3,988	$ 4,017	$ 4,270	$ 4,701
Interest expense	1,783	1,629	1,763	2,021
Net interest income	2,205	2,388	2,507	680
Other income	184	370	254	303
Other expenses	7,630	3,335	3,279	4,011
Income (loss) before income taxes	(5,241)	(577)	(518)	(1,028)
Provision for income taxes	-	-	-	-
Net income (loss)	$ (5,241)	$ (577)	$ (518)	$ (1,028)
PER SHARE DATA:				
Earnings (loss) - Basic	$ (1.53)	$ (.17)	$ (.15)	$ (.30)
Earnings (loss) - Diluted	(1.53)	(.17)	(.15)	(.30)
2004				
SELECTED OPERATIONS DATA:				
Interest income	$ 4,976	$ 5,153	$ 4,408	$ 4,316
Interest expense	2,965	2,686	2,548	2,416
Net interest income	2,011	2,467	1,860	1,900
Other income	663	63	867	6,949
Other expenses	4,341	4,130	3,488	6,269
Income (loss) before income taxes	(1,667)	(1,600)	(761)	2,580
Provision for income taxes	-	-	-	147
Net income (loss)	$ (1,667)	$ (1,600)	$ (761)	$ 2,433
PER SHARE DATA:				
Earnings (loss) - Basic	$ (4.75)	$ (4.56)	$ (2.17)	$ 8.25
Earnings (loss) - Diluted	(4.75)	(4.56)	(2.17)	8.25

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

MARKET INFORMATION
(Unaudited)

During 2001, the Corporation's stock began trading on the NASDAQ Small Cap Market; effective on August 31, 2001, the Corporation changed its trading symbol from "NCUF" to "NCFC." As part of the recapitalization, the Corporation changed its name from North Country Financial Corporation to Mackinac Financial Corporation and changed its trading symbol from "NCFC" to "MFNC".

The following table sets forth the range of high and low bid prices of the Corporation's common stock from January 1, 2003 through December 31, 2005, as reported by NASDAQ. Quotations for the NASDAQ Small Cap Market reflect inter-dealer prices, without retail mark-up, markdown, or commission, and may not reflect actual transactions. All historical stock prices have been adjusted for the 1 for 20 reverse stock split.

	Three Months Ended			
	March 31	June 30	September 30	December 31
2005				
High	$ 19.26	$ 18.25	$ 15.25	$ 10.75
Low	17.50	11.78	10.99	9.05
2004				
High	$ 44.60	$ 52.80	$ 41.00	$ 21.80
Low	31.00	28.00	14.40	7.00

The Corporation had 1,825 shareholders of record as of March 24, 2006.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Corporation intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements which are based on certain assumptions and describe future plans, strategies, or expectations of the Corporation, are generally identifiable by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project", or similar expressions. The Corporation's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could cause actual results to differ from the results in forward-looking statements include, but are not limited to:

- Impact of continued operating losses;
- Asset growth of the Corporation may be constrained in order to maintain regulatory defined "well capitalized" equity to asset ratios;
- The highly regulated environment in which the Corporation operates could adversely affect its ability to carry out its strategic plan due to restrictions on new products, funding opportunities or new market entrances;
- General economic conditions, either nationally or in the state(s) in which the Corporation does business;
- Legislation or regulatory changes which affect the business in which the Corporation is engaged;
- Changes in the interest rate environment which increase or decrease interest rate margins;
- Changes in securities markets with respect to the market value of financial assets and the level of volatility in certain markets such as foreign exchange;
- 'Significant increases in competition in the banking and financial services industry resulting from industry consolidation, regulatory changes and other factors, as well as action taken by particular competitors;
- The ability of borrowers to repay loans;
- The effects on liquidity of unusual decreases in deposits;
- Changes in consumer spending, borrowing, and saving habits;
- Technological changes;
- Acquisitions and unanticipated occurrences which delay or reduce the expected benefits of acquisitions;
- Difficulties in hiring and retaining qualified management and banking personnel;
- The Corporation's ability to increase market share and control expenses;
- The effect of compliance with legislation or regulatory changes;
- The effect of changes in accounting policies and practices;
- The costs and effects of existing and future litigation and of adverse outcomes in such litigation.

These risks and uncertainties should be considered in evaluating forward-looking statements. Further information concerning the Corporation and its business, including additional factors that could materially affect the Corporation's financial results, is included in the Corporation's filings with the Securities and Exchange Commission. All forward-looking statements contained in this report are based upon information presently available and the Corporation assumes no obligation to update any forward-looking statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion will cover results of operations, asset quality, financial position, liquidity, interest rate sensitivity, and capital resources for the years 2003 through 2005. The information included in this discussion is intended to assist readers in their analysis of, and should be read in conjunction with, the consolidated financial statements and related notes and other supplemental information presented elsewhere in this report. Throughout this discussion, the term "Bank" refers to mBank, the principal banking subsidiary of the Corporation.

HISTORY

The Corporation, in the past several years, has experienced significant operating losses and a continued deterioration of its financial condition. In March 2003, the Bank entered into a formal Cease and Desist Order (the "Order") under Federal and State banking laws. As a result of this Order, the Bank initiated significant management and operational changes along with balance sheet strategies to comply with the Order. The Bank experienced substantial adverse publicity as a result of the public notice of this Order and from the reported financial condition of the Bank. This negative publicity resulted in substantial deposit runoff. In 2003, its external auditors issued a qualified opinion concerning the Corporation's ability to continue as a going concern. The Bank also incurred an inordinate amount of legal and accounting fees, along with consulting costs during 2003 in its attempt to address the financial and operational deficiencies which led to the issuance of the Order.

On December 16, 2004, the Corporation consummated a recapitalization plan through the issuance of $30 million of its common stock in a private placement which resulted in net proceeds of $26.2 million. The Corporation utilized a portion of these proceeds, $15.5 million, to infuse capital into the Bank. The Corporation, as a part of the recapitalization, also reached a settlement for a $6.5 million payment to retire its $12.5 million of subordinated debentures. Recapitalization occurred as the culmination of the following historical progression of events. Early in 2005, the Order was terminated and replaced with an informal agreement. The Order and informal agreement are discussed in more detail in the Consolidated Notes to the Financial Statements and later in Management's Discussion.

EXECUTIVE OVERVIEW

The purpose of this section is to provide a brief overview of the 2005 results of operations. Additional detail of the balance sheet and Statement of Operations is provided in Management Discussion following this summary.

The Corporation reported a net loss of $7.364 million, or $2.15 per share, for the year ended December 31, 2005, compared to a net loss of $1.595 million, or $3.23 per share for 2004. Weighted average shares outstanding amounted to 3,248,695 in 2005 and 494,305 in 2004.

The 2005 loss of $7.364 million includes a number of significant one-time charges. Included are $4.320 million of penalties incurred to prepay $48.555 million of FHLB borrowings, $.815 million of costs associated with conversion of the Corporation's data processing system, approximately $.500 million of marketing expense to launch the new "mBank" name along with a new line of products and services, and lastly a $.200 million write-down of other real estate property.

Total assets of the corporation at December 31, 2005 were $298.722 million, a decrease of 12.01% from total assets of $339.497 million reported at December 31, 2004. The balance sheet totals at December 31, 2005 reflect the liquidation of short term investments to fund the prepayment of the FHLB borrowings.

During 2005 the Corporation increased loans by $35.939 million from 2004 year-end balances of $203.832 million, a 17.6% increase. This growth in loans occurred despite unusually high payoffs of existing portfolio loans, which totaled $46.8 million, along with normal principal reductions or amortization of $23.3 million. Total loan production in 2005 amounted to $117.759 million.

The Bank's asset quality continued to improve in 2005. Nonperforming loans, as a percent of loans, amounted to .05% at 2005 year-end, compared to 2.11% at December 31, 2004, and 15.47% at 2003 year-end. Nonperforming assets at December 31, 2005 were $1.059 million, .35% of total assets, compared to $6.037 million, or 1.78% of total assets at the end of 2004.

Total deposits grew from $215.650 million at December 31, 2004 to $232.632 million at December 31, 2005, an increase of 7.87%. The increase includes the growth in core deposits of the Bank in the amount of $21.436 million, a 14.0% increase from 2004 year-end balances of $153.094 million, and the addition of $9.956 million in brokered deposits in December 2005.

Shareholders' equity totaled $26.588 million at December 31, 2005 compared to $34.730 million at the end of 2004, a decrease of $8.142 million. This decrease reflects the consolidated loss of $7.364 million and also the reduction in equity due to the decrease in the market value of held-for-sale investments, which amounted to $.855 million. The book value per share at December 31, 2005 amounted to $7.76 compared to $10.13 at the end of 2004.

ASSET QUALITY

During 2004 and 2003 results of operations were significantly impacted by high levels of nonperforming assets. The Corporation also incurred additional costs for legal and collection efforts as a result of the high level of nonperforming assets. Finally, management had to redirect its efforts to address nonperforming assets in 2003 and 2004, which impacted the ability to generate new loan growth.

The table below shows balances of nonperforming assets for the three years ended December 31 (dollars in thousands):

Nonperforming Assets:	2005	2004	2003
Nonaccrual loans	$ 15	$ 4,307	$ 38,660
Accruing loans past due 90 days or more	99	-	241
Restructured loans	-	-	7,181
Total nonperforming loans	114	4,307	46,082
Other real estate owned	945	1,730	4,356
Total nonperforming assets	$ 1,059	$ 6,037	$ 50,438
Nonperforming loans as a % of loans	.05 %	2.11 %	15.47 %
Nonperforming assets as a % of assets	.35 %	1.78 %	11.94 %
Reserve for Loan Losses:			
At period end	$ 6,108	$ 6,966	$ 22,005
As a % of loans	2.55 %	3.42 %	7.39 %
As a % of nonperforming loans	5,357.89 %	161.74 %	47.75 %
As a % of nonaccrual loans	N/M %	161.74 %	56.92 %

The following table details the impact of nonperforming loans on interest income for the three years ended December 31 (dollars in thousands):

	2005	2004	2003
Interest income that would have been recorded at original rate	$ 134	$ 803	$ 2,793
Interest income that was actually recorded	78	1,053	1,307
Net interest lost (gained)	$ 56	$ (250)	$ 1,486

As shown in the above table, the Corporation has been successful in the reduction of nonperforming assets from $50.438 million at the end of 2003, to $1.059 million at the end of 2005.

FINANCIAL POSITION

Loans

In 2005, the Corporation increased loan balances by $35.939 million, or 17.6%, from 2004 year-end loan balances of $203.832 million. This loan growth in 2005 reversed the decline the Corporation registered in recent years. The declines experienced in 2003 and 2004 were largely due to strategic management decisions to sell problem loans and reduce loan concentration through non-renewal of out-of-market loans in hospitality, tourism and gaming. The loan growth in 2005 was accomplished despite unusually high loan payoffs of existing portfolio loans of $46.8 million and was aided by the addition of one senior commercial lender late in 2004 and the addition of three more commercial lenders during 2005. The Corporation emphasizes high quality commercial based lending with the majority of loans carrying variable interest rates which adjust up or down with the prime interest rate or other national indices.

Loans represented 80.27% of total assets at the end of 2005 compared to 60.04% at the end of 2004. The loan to deposit ratio increased from 94.52% at December 31, 2004, to 103.07% at December 31, 2005. The loan to deposit ratio is higher than a peer average of approximately 90% due in part to the Bank's utilization of Federal Home Loan Bank long-term borrowings as a funding source.

Following is a summary of the Corporation's loan balances at December 31 (dollars in thousands):

	2005	2004	2003	Percent Change 2005/2004	Percent Change 2004/2003
Commercial real estate	$ 118,637	$ 105,619	$ 161,976	12.33 %	(34.79) %
Commercial, financial, and agricultural	56,686	47,446	80,988	19.47	(41.42)
One to four family residential real estate	44,660	45,292	51,120	(1.40)	(11.40)
Consumer	2,285	2,379	3,195	(3.95)	(25.54)
Construction	17,503	3,096	567	465.34	446.03
Total	$ 239,771	$ 203,832	$ 297,846	17.63 %	(31.56) %

The above table more clearly illustrates the reduction of the commercial loan portfolio in 2004, followed by a resurgence of growth in 2005. This growth in loans for 2005 was accomplished through a concentrated effort to return the Corporation to profitability by adding high quality commercial loans generated by a highly skilled commercial lending staff supported with an extensive credit review and underwriting process.

Management has strengthened its lending staff and established a central loan underwriting, documentation, and approval process which will allow the Corporation to again become an active participant in serving the commercial loan needs of its local markets. The Corporation continues to feel that a properly positioned loan portfolio is the most attractive earning asset available and is the key to returning the Corporation to profitability. The Corporation, with its commercial lending expertise, is highly competitive in structuring loans to meet borrowing needs and meet strong underwriting requirements in order to maintain credit quality.

Following is a table showing the significant industry types in the commercial loan portfolio as of December 31 (dollars in thousands):

	2005			2004			2003		
	Balance	% of Loans	% of Capital	Balance	% of Loans	% of Capital	Balance	% of Loans	% of Capital
Hospitality and Tourism	$ 37,681	21.49 %	141.72 %	$ 52,659	34.40 %	151.62 %	$ 76,131	31.33 %	711.50 %
Gaming	7,553	4.31	28.41	14,310	9.35	41.20	22,317	9.19	208.57
Petroleum	6,508	3.71	24.48	7,718	5.04	22.22	8,770	3.61	81.96
Forestry	5,370	3.06	20.20	2,245	1.47	6.46	1,911	.79	17.86
Other	118,211	67.43	444.60	76,133	49.74	219.21	133,835	55.08	1,250.79
Total Commercial Loans	$ 175,323	100.00 %		$ 153,065	100.00 %		$ 242,964	100.00 %	

Management has recognized the additional risk presented by the concentration in certain segments of the portfolio, particularly hospitality and gaming. The corporation completed two loan sales in 2004 totaling $40 million of primarily nonperforming loans. These loan sales included $14.2 million of hospitality and tourism loans, which when sold, reduced the Bank's concentration for this industry segment. The Bank is currently under a regulatory agreement to limit the concentration of hospitality and tourism loans to less than 180% of equity. Management does not consider the current loan concentrations in hospitality and gaming to be problematic, and has no intention of further reducing loans to this industry segment, other than to comply with existing regulatory guidelines.

The Corporation has also extended credit to governmental units, including Native American organizations. Tax-exempt loans and leases decreased from $16.8 million at the end of 2004 to $13.1 million at 2005 year-end. The Corporation has elected to reduce its tax-exempt portfolio, since it currently receives no tax benefit, due to tax net operating loss carryforwards.

Due to the seasonal nature of many of the Corporation's commercial loan customers, loan payment terms were historically structured around the customer's business cycle. The lending staff evaluates the collectability of the past due loans based on documented collateral values and payment history. The Corporation discontinues the accrual of interest on loans when, in the opinion of management, there is an indication that the borrower may be unable to meet the payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

Management analyzes the allowance for loan losses on a monthly basis to determine whether the losses inherent in the portfolio are properly reserved for. In conjunction with the Corporation's senior lending staff and the bank regulatory examinations, management intensified the review of the Corporation's loans, related collateral evaluations, and the overall lending process during 2003 and 2004. The Corporation utilizes a loan review consultant to perform a review of the loan portfolio. The opinion of this consultant, upon completion of the independent review in 2005, provided findings similar to management on the overall adequacy of the reserve. The Corporation will utilize this same consultant for loan review during 2006.

As a result of these changes in the Corporation's monitoring of delinquent credits and more rigorous collection efforts, management believes that credit problems will be identified and resolved earlier, at which time there may be more opportunities for favorable resolution.

The Corporation's credit quality history is demonstrated in the following table (dollars in thousands):

	2005	2004	2003
Total loans, at period end	$ 239,771	$ 203,832	$ 297,846
Average loans for the year	$ 207,928	$ 244,730	$ 361,144
Allowance for loan losses	$ 6,108	$ 6,966	$ 22,005
Allowance to total loans at end of year	2.55 %	3.42 %	7.38 %
Net charge-offs during the year	$ 858	$ 15,039	$ 2,903
Net charge-offs to average loans	.41 %	6.15 %	.80 %
Net charge-offs to beginning allowance balance	12.32 %	68.34 %	11.65 %
Nonaccrual loans at end of year	$ 15	$ 4,307	$ 38,660
Loans past due 90 days or more	99	-	241
Restructured loans	-	-	7,181
Total nonperforming loans	$ 114	$ 4,307	$ 46,082
Nonperforming loans to total loans at end of year	.05 %	2.11 %	15.47 %

Nonaccrual loans have decreased $4.292 million from December 31, 2004 to December 31, 2005, while loans 90 days or more past due and still accruing have increased $99,000. In 2004, the Bank sold $40.0 million of primarily nonperforming loans of which $22.9 were in a nonaccrual status. Late in 2005 the Bank sold $2.1 million of nonperforming assets which included $1.0 million of nonaccrual loans. There was no gain or loss on these sales of loans since the sale proceeds were equal to the net carrying value of the loans sold.

The computation of the required allowance for loan losses as of any point in time is one of the critical accounting estimates made by management in the financial statements. As such, factors used to establish the allowance could change significantly from the assumptions made and impact future earnings positively or negatively. The future of the national and local economies and the resulting impact on borrowers' ability to repay their loans and the value of collateral are examples of areas where assumptions must be made for individual loans, as well as the overall portfolio.

The Corporation's computation of the allowance for loan losses follows the Interagency Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Associations issued by the Federal Financial Institutions Examination Council (FFIEC) in July 2001. The computation of the allowance for loan losses considers prevailing local and national economic conditions as well as past and present underwriting practices.

Allowance for Loan and Lease Losses – Three Year Summary (dollars in thousands):

	2005	2004	2003
Balance at beginning of period	$ 6,966	$ 22,005	$ 24,908
Loans charged off:			
Commercial, Financial & Agricultural	448	10,187	5,068
One-to-four family residential real estate	493	3,118	1,683
Consumer	51	2,453	205
Total loans charged off	992	15,758	6,956
Recoveries of loans previously charged off:			
Commercial, Financial & Agricultural	102	312	2,926
One-to-four family residential real estate	23	148	931
Consumer	9	259	196
Total recoveries of loans previously charged off	134	719	4,053
Net loans charged off	858	15,039	2,903
Provision charged to expense	-	-	-
Balance at end of period	$ 6,108	$ 6,966	$ 22,005
Reserve as a percent of loans	2.55 %	3.42 %	7.39 %
Net loans charged off as a percent of average loans	.41 %	6.15 %	.80 %
Loans outstanding at period end	$ 239,771	$ 203,832	$ 297,846
Average loans outstanding during period	$ 207,928	$ 244,730	$ 361,144

As part of the management of the loan portfolio, risk ratings are assigned to all commercial loans. Through the loan review process ratings are modified as believed to be appropriate to reflect changes in the credit. Using a historical average loss by loan type as a base, each loan graded as higher risk is assigned a specific percentage. Within the commercial loan portfolio, the historical loss rates are used for specific industries such as hospitality, gaming, petroleum, and forestry. The residential real estate and consumer loan portfolios are assigned a loss percentage as a homogenous group. If, however, on an individual loan the projected loss based on collateral value and payment histories are in excess of the computed allowance, the allocation is increased for the higher anticipated loss. These computations provide the basis for the allowance for loan losses as recorded by the Corporation.

Following is a table showing the specific loan allocation of the allowance for loan losses at December 31, 2005 (dollars in thousands):

Commercial, financial and agricultural loans	$	1,492
One to four family residential real estate loans		17
Consumer loans		-
Unallocated and general reserves		4,599
Total	$	6,108

At the end of 2005, the allowance for loan losses represented 2.55% of total loans. In management's opinion, the allowance for loan losses is adequate to cover probable losses related to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio

As part of the process of resolving problem credits, the Corporation may acquire ownership of real estate collateral which secured such credits. The Corporation carries this collateral in other real estate on the balance sheet.

The following table represents the activity in other real estate (dollars in thousands):

Balance at January 1, 2004	$	4,356
Other real estate transferred from loans		4,762
Other real estate sold / written down		(7,388)
Balance at December 31, 2004		1,730
Other real estate transferred from loans due to foreclosure		632
Other real estate transferred to premises and equipment		(358)
Other real estate sold / written down		(1,059)
Balance at December 31, 2005	$	945

Other real estate is initially valued at the lower of cost or the fair value less selling costs. After the initial receipt, management periodically re-evaluates the recorded balance and any additional reductions in the fair value result in a write-down of other real estate.

Securities

During 2005, the securities portfolio continued to be an important component of the Corporation's strategy to diversify its asset base and increase liquidity. Securities decreased $22.865 million in 2005, from $57.075 million at December 31, 2004 to $34.210 million at December 31, 2005.

The carrying value of the Corporation's securities is as follows at December 31 (dollars in thousands):

	2005	2004
US Agencies	$ 30,354	$ 21,843
Obligations of states and political subdivisions	3,856	4,029
Corporate securities	-	681
Mortgage-related securities	-	30,522
Total securities	$ 34,210	$ 57,075

The Corporation's policy is to purchase securities of high credit quality, consistent with its asset/liability management strategies. During the year, securities were purchased and others matured or were called as steps in the process of managing the interest-rate-risk profile of the portfolio. In 2005, the Corporation utilized the excess liquidity provided by held-for-sale securities to fund loan growth. A net gain of $95,000 on the sale of securities was recognized in 2005. There were no security gains or losses in 2004. A net gain of approximately $427,000 was recognized during the year 2003 with the proceeds from the sale of securities used to purchase new securities and increase liquidity. The Corporation classifies all securities as available for sale, in order to maintain adequate liquidity and to maximize its ability to react to changing market conditions.

Deposits

Total deposits at December 31, 2005, were $232.632 million compared to $215.650 million at the end of 2004. The table below shows the deposit mix for the periods indicated (dollars in thousands):

	2005	Mix	2004	Mix	2003	Mix
Demand deposit accounts	$ 19,684	8.46 %	$ 20,956	9.72 %	$ 26,179	8.56 %
NOW and money market	64,566	27.75	53,468	24.79	71,101	23.25
Savings and IRAs	22,555	9.70	25,570	11.86	29,453	9.63
Certificates of Deposit <$100,000	67,725	29.11	53,100	24.62	63,296	20.70
Total core deposits	174,530	75.02	153,094	70.99	190,029	62.14
Certificates of Deposit >$100,000	12,335	5.30	10,726	4.97	11,396	3.73
Internet CD	35,811	15.39	51,830	24.03	74,405	24.33
Brokered CDs	9,956	4.28	-	-	29,964	9.80
Total non-core deposits	58,102	24.98	62,556	29.01	115,765	37.86
Total deposits	$ 232,632	100.00 %	$ 215,650	100.00 %	$ 305,794	100.00 %

During 2004, the Corporation experienced deposit runoff primarily due to the financial condition of the Bank. The Corporation also closed five branch locations and sold the deposits of five branch locations during 2004. Deposits sold amounted to $26.5 million. To offset this deposit runoff, the Corporation increased its reliance on Internet certificates of deposit. In 2005, this trend in deposit runoff was reversed through an extensive marketing campaign introducing a new, more competitive product line, along with the new branding from North Country Bank and Trust to mBank. As of December 31, 2005, non-core deposits amounted to 24.98% of total deposits, a decline from 29.01% at 2004 year-end and 37.86% at the end of 2003. The Bank had $9.956 million in brokered deposits at December 21, 2005, 4.28% of total deposits. Non-core funding through Internet time deposits and brokered CDs has a negative effect on the Corporation's net interest margin, as non-core out-of-market deposits carry higher interest costs.

Management continues to monitor existing deposit products in order to stay competitive, both as to terms and pricing. It is the intent of management to be aggressive in its markets to grow core deposits with an emphasis placed on transactional accounts.

Borrowings

The Corporation historically used alternative funding sources to provide long-term, stable sources of funds. The current borrowings carry fixed interest rates and stated maturities ranging through 2011. Fixed rate borrowings totaling $35 million are callable quarterly at the option of the FHLB and can also be converted to variable rates, at the option of the FHLB, should rates rise above certain index levels. These borrowings are secured by a blanket collateral agreement on the Bank's residential mortgage loans and specific assignment of securities, loans and cash.

Shareholders' Equity

Changes in shareholders' equity are discussed in detail in the "Capital and Regulatory" section of this report.

RESULTS OF OPERATIONS

Summary

The Corporation incurred a loss of $7.364 million in 2005, compared to a loss of $1.595 million and $9.588 million in 2004 and 2003, respectively. The loss in 2005 includes a number of significant one-time charges, including a $4.320 million FHLB prepayment penalty, $.815 million data processing conversion charges, $.55 million of marketing expense to launch the new mBank name and new product line, and $.200 million write-down of other real estate property. The reduction in the pretax loss of $8.0 million in 2004, compared to 2003, is primarily a result of a gain of $6.6 million on the settlement of the subordinated debentures and a decrease in noninterest expense of $1.9 million. Basic earnings per share was a loss of $2.15 in 2005, compared to a loss of $3.23 in 2004 and a loss of $27.32 in 2003. The per share data reflects the issuance of shares and a 1 for 20 reverse stock split that occurred as a result of the recapitalization, in December 2004.

The following table details changes in earnings and earnings per share for the three years ended December 31 (dollars in thousands, except for per share data):

	Income/Expense			Change			
	2005	2004	2003	2005/2004		2004/2003	
	Dollars	Dollars	Dollars	Dollars	Per Share	Dollars	Per Share
Net Income, prior period	N/A	N/A	N/A	$ -	$ -	$ (9,588)	$ (27.32)
Interest Income	$ 16,976	$ 18,853	$ 23,641	(1,877)	(.55)	(4,788)	(9.69)
Interest Expense	7,196	10,615	14,015	(3,419)	(1.00)	(3,400)	(6.88)
Net Interest Income	9,780	8,238	9,626	1,542	.45	(1,388)	(2.81)
Provision for Loan Losses	-	-	-	-	-	-	-
Net interest income (loss) after provision	9,780	8,238	9,626	1,542	.45	(1,388)	(2.81)
Noninterest Income:							
Service fees	586	982	1,529	(396)	(.12)	(547)	(1.11)
Loan and lease fees	21	17	58	4	-	(41)	(.08)
Net security gains	95	-	427	95	.03	(427)	(.86)
Gain on sales of loans	49	39	136	10	-	(97)	(.20)
Gain on sales of branches	-	205	-	(205)	(.06)	205	.41
Gain on settlement of subordinated debentures	-	6,617	-	(6,617)	(1.93)	6,617	13.39
Other	360	682	1,081	(322)	(.09)	(399)	(.81)
Total noninterest income	1,111	8,542	3,231	(7,431)	(2.17)	5,311	10.75
Noninterest Expense:							
Salaries and employee benefits	6,090	8,032	5,973	(1,942)	(.57)	2,059	4.17
Occupancy	1,053	994	1,387	59	.02	(393)	(.80)
Furniture and equipment	560	887	1,367	(327)	(.10)	(480)	(.97)
Data processing	1,720	1,220	1,517	500	.15	(297)	(.60)
Accounting, legal, and consulting fees	886	1,836	3,145	(950)	(.28)	(1,309)	(2.65)
Loan and deposit	852	1,718	1,992	(866)	(.25)	(274)	(.55)
Telephone	271	382	1,382	(111)	(.03)	(1,000)	(2.02)
Advertising	814	115	182	699	.20	(67)	(.31)
Penalty on prepayment of FHLB borrowings	4,320	-	-	4,320	1.26		
Other	1,689	3,044	3,171	(1,355)	(.39)	(127)	(.62)
Total noninterest expense	18,255	18,228	20,116	27	.01	(1,888)	(3.82)
Income (loss) before provision for income taxes	(7,364)	(1,448)	(7,259)	(5,916)	(1.72)	5,811	11.76
Provision (credit) for income taxes	-	147	2,329	(147)	(.04)	(2,182)	4.42
Change due to increase in outstanding shares	N/A	N/A	N/A		(.47)	N/A	7.91
Net Change	(7,364)	(1,595)	(9,588)	(5,769)	(2.15)	7,993	24.09
Net Income (loss), current period	$ (7,364)	$ (1,595)	$ (9,588)	$ (5,769)	$ (2.15)	$ (1,595)	$ (3.23)

Net interest income is the Corporation's primary source of core earnings. Net interest income increased $1.542 million to $9.780 million, in 2005. In 2004, net interest income decreased $1.388 million, from $9.626 million in 2003, largely a result of a significant decrease in earning assets.

Net interest income increased $1.542 million in 2005, despite a significant decline in average earning assets. This increase was attributable to the increase in yield on earning assets, due to lower balances on nonaccural loans and repricing of commercial loans as the prime rate increased.

There was no provision for loan losses in 2005, 2004, or 2003.

Noninterest income decreased $7.431 million in 2005, which was due primarily from the $6.617 gain on settlement of subordinated debentures included with noninterest income in 2004. Noninterest expenses in general increased for 2005, however; salaries, commissions, and benefits decreased by $1.942 million in 2005, due primarily from contractual payouts in December as result of the change of control from the recapitalization.

Net Interest Income

Net interest income represents the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing obligations. The net interest income is impacted by economic and competitive factors that influence rates, loan demand, and the availability of funding.

Because the Corporation has a significant portion of its commercial loans at rates that adjust with changes to the prime rate, these rate changes have a significant impact on the Corporation's interest income.

In 2005, the Corporation's net interest margin was 3.64%, an increase of 107 basis points from the 2004 net interest margin of 2.57%. This increase in margin, despite a decline of $78.585 million in average earning asset balances was attributed primarily to higher interest rates and lower balances of nonperforming loans. The prime rate increased from 5.25% in December 2004 to 7.25% at 2005 year-end. During 2005, a majority of the Corporation's commercial loans repriced upward with each prime rate change. This asset sensitivity proved to benefit the Corporation in 2005, and will continue to favorably impact the Corporation in the near term, as rates are expected to increase from their current level. The Bank is also well positioned in an asset sensitive position to benefit from expected rate increases in early 2005.

The following table details sources of net interest income for the three years ended December 31, 2005 (dollars in thousands):

Sources of Net Interest Income

	2005	Mix	2004	Mix	2003	Mix
Interest Income						
Loans	$ 15,268	87.05 %	$ 16,303	83.40 %	$ 21,323	86.86 %
Funds sold	311	1.77	210	1.07	312	1.27
Taxable securities	1,708	9.74	2,776	14.20	2,566	10.45
Nontaxable securities	253	1.44	259	1.33	348	1.42
Total earning assets	$ 17,540	100.00 %	$ 19,548	100.0 %	$ 24,549	100.0 %
Interest Expense						
NOW and money market deposits	$ 1,132	15.73 %	$ 870	8.20 %	$ 1,433	10.23 %
Savings deposits	190	2.64	187	1.76	208	1.48
Time deposits	3,937	54.71	4,386	41.32	7,053	50.32
Borrowings	1,937	26.92	4,730	44.56	4,832	34.48
Subordinated debentures	-	-	442	4.16	489	3.49
Total interest-bearing funds	$ 7,196	100.00 %	$ 10,615	100.0 %	$ 14,015	100.0 %
Net interest income-taxable equivalent basis	$ 10,344		$ 8,933		$ 10,534	
Average Rates						
Earning assets	6.87 %		5.63 %		5.25 %	
Interest-bearing funds	3.10		3.33		3.15	
Net yield on earning assets	3.64		2.57		2.25	

While a majority of the Corporation's loan portfolio, approximately 68%, is repriced with each prime rate change due to floating rate loans, interest paid on similar rate changes does not impact the pricing of interest-bearing liabilities to nearly the same degree. The mix of time deposits reflects the Corporation's need to utilize the brokered and Internet certificate of deposit markets for loan funding when core deposits did not provide adequate sources.

The corporation's historical reliance on out-of-market non-core funding from Internet and brokered deposits along with the FHLB borrowings, have had a negative effect on net interest margin due to the relative high costs of this funding. The Corporation has placed a high priority on gathering in-market core deposits in order to reduce funding costs and expects less reliance on non-core funding in future periods. The future impact of FHLB borrowings will be somewhat mitigated as a result of the prepayment of $45 million of these borrowings early in 2005.

One final factor that negatively impacted the Corporation's net interest margin in 2004 and 2003, was the high level of nonaccrual loans. The average balance of nonaccrual loans was $1.9 million in 2005, $16.4 million in 2004, and $36.4 million in 2003. The reduction in nonperforming loans in the last two years has been a significant contributing factor to the Corporation's improved net interest margin.

The following table presents the amount of interest income from average interest-earning assets and the yields earned on those assets, as well as the interest expense on average interest-bearing obligations and the rates paid on those obligations. All average balances are daily average balances.

(dollars in thousands)	2005			2004			2003		
	Average Volume	Interest	Average Rate	Average Volume	Interest	Average Rate	Average Volume	Interest	Average Rate
ASSETS:									
Loans (1,2,3)	$ 207,928	$ 16,196	7.79 %	$ 244,730	$ 16,303	6.66 %	$ 361,144	$ 21,323	5.90
Taxable securities	40,254	1,455	3.62	66,847	2,401	3.59	64,400	2,277	3.54
Nontaxable securities (2)	3,654	253	6.92	3,729	259	6.95	3,997	348	8.71
Federal Funds sold	10,321	311	3.01	16,415	210	1.28	27,991	312	1.11
Other interest-earning assets	6,702	253	3.77	15,723	375	2.39	10,279	289	2.81
Total earning assets	268,859	18,468	6.87	347,444	19,548	5.63	467,811	24,549	5.25
Reserve for loan losses	(6,724)			(13,762)			(22,970)		
Cash and due from banks	5,399			5,667			9,722		
Fixed assets	10,852			12,373			13,249		
Other assets	7,510			13,302			15,297		
	17,037			17,580			15,298		
Total assets	$ 285,896			$ 365,024			$ 483,109		
LIABILITIES AND SHAREHOLDER' EQUITY:									
NOW and money market deposits	$ 56,644	$ 1,132	2.00 %	$ 61,299	$ 869	1.42 %	$ 94,829	$ 1,434	1.51
Savings deposits	17,505	190	1.09	19,631	187	.95	39,297	208	.53
Time deposits	117,204	3,937	3.36	148,251	4,386	2.96	210,993	7,053	3.34
Borrowings	40,651	1,937	4.76	86,109	4,731	5.49	87,496	4,832	5.52
Subordinated debentures	-	-	-	11,518	442	3.84	12,450	488	3.93
Total interest-bearing liabilities	232,004	7,196	3.10	326,808	10,615	3.25	445,065	14,015	3.15
Demand deposits	20,444			22,076			32,150		
Other liabilities	4,716			7,585			3,206		
Shareholders' equity	28,732			8,555			16,210		
	53,892			38,216			51,566		
Total liabilities and shareholders' equity	$ 285,896			$ 365,024			$ 483,109		
Rate spread			3.77 %			2.38 %			2.10
Net interest margin/revenue		$ 11,272	3.64 %		$ 8,933	2.57 %		$ 10,534	2.25

(1) For purposes of these computations, non-accruing loans are included in the daily average loan amounts outstanding.
(2) The amount of interest income on nontaxable securities and loans has been adjusted to a tax equivalent basis, using a 34% tax rate.
(3) Interest income on loans includes loan fees.

The following table presents the dollar amount, in thousands, of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing obligations. It distinguishes between changes related to higher or lower outstanding balances and changes due to the levels and fluctuations in interest rates. For each category of interest-earning assets and interest-bearing obligations, information is provided for changes attributable to (i) changes in volume (i.e. changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume are shown as a separate variance.

	Years ended December 31							
	2005 vs. 2004				2004 vs. 2003			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Volume	Rate	Rate and Volume	Total Increase (Decrease)	Volume	Rate	Rate and Volume	Total Increase (Decrease)
Interest earning assets:								
Loans	$ (2,452)	$ 2,760	$ (415)	$ (107)	$ (6,874)	$ 2,735	$ (882)	$ (5,021)
Taxable securities	(955)	15	(6)	(946)	(66)	196	(6)	124
Nontaxable securities	(5)	(1)	-	(6)	(23)	(70)	5	(88)
Federal funds sold	(78)	285	(106)	101	(129)	46	(19)	(102)
Other interest earning assets	(215)	219	(125)	(121)	491	(150)	(255)	86
Total interest earning assets	$ (3,705)	$ 3,278	$ (652)	$ (1,079)	$ (6,601)	$ 2,757	$ (1,157)	$ (5,001)
Interest bearing obligations								
NOW and money market deposits	$ (66)	$ 356	$ (27)	$ 263	$ (507)	$ (90)	$ 32	$ (565)
Savings deposits	(20)	26	(3)	3	(104)	166	(83)	(21)
Time deposits	(919)	594	(124)	(449)	(2,097)	(809)	241	(2,665)
Borrowings	(2,498)	(628)	332	(2,794)	(77)	(25)	-	(102)
Subordinated debentures	(442)	(442)	442	(442)	(37)	(11)	1	(47)
Total interest bearing obligations	$ (3,945)	$ (94)	$ 620	$ (3,419)	$ (2,822)	$ (769)	$ 191	$ (3,400)
Net interest income				$ 2,340				$ (1,601)

As discussed in the "Deposits" section, the Corporation has developed new deposit products for its local markets to raise funds to be used to replace the higher rate out-of-market certificates. This, coupled with the decrease in the level of nonperforming assets and increased lending in its local markets, is anticipated to increase the net interest margin. The Bank will also benefit from additional rate increases due to its existing asset sensitive position, provided that it is successful with generation of in-market deposit growth to fund new loan production.

Provision for Loan Losses

The Corporation records a provision for loan losses when it believes it is necessary to adjust the allowance for loan losses to maintain an adequate level after considering factors such as loan charge-offs and recoveries, changes in identified levels of risk in the loan portfolio, changes in the mix of loans in the portfolio, loan growth, and other economic factors. There was no provision for loan losses for the years ended December 31, 2005, 2004 and 2003.

Noninterest Income

Noninterest income was $1.111 million, $8.542 million, and $3.231 million in 2005, 2004, and 2003, respectively. The principal recurring sources of noninterest income are fees for services related to deposit and loan accounts. In 2004, the Corporation realized a $6.6 million gain from the settlement of the subordinated debentures as a part of the recapitalization. Gains of $205,000 from branch sales and $258,000 from the sale of a limited partnership also benefited noninterest income in 2004.

The following table details noninterest income for the three years ended December 31 (dollars in thousands):

Noninterest Income	2005	2004	2003	% Increase (Decrease) 2005-2004	2004-2003
Service fees	$ 586	$ 982	$ 1,529	(40.33) %	(35.78) %
Loan and lease fees	21	17	58	23.53	(70.69)
Net gains on sale of loans	49	39	136	25.64	(71.32)
Gain on sale of branches	-	205	-	(100.00)	100.00
Gain on settlement of subordinated debentures	-	6,617	-	(100.00)	100.00
Other	360	682	1,081	(47.21)	(36.91)
Subtotal	1,016	8,542	2,804	(88.11)	204.64
Net security gains	95	-	427	100.00	(100.00)
Total noninterest income	$ 1,111	$ 8,542	$ 3,231	(86.99) %	164.38 %

Service fees on customer accounts have continued to decline over the three year period of 2003 through 2005, due to significant declines in transactional deposit balances. In 2005, the Corporation introduced new deposit products which deemphasized fees in order to attract new accounts, which was another reason for the decrease in fee income for 2005. Service fees as a percentage of average noninterest-bearing deposits for the year ended December 31, 2005, was 2.87%, compared to 4.45% and 4.76% for 2004 and 2003, respectively. Management continually reviews the pricing on its deposit products in relation to competition and alternative sources of funds. Management expects to continue to fairly price its fees for services rendered. The Corporation also intends to expand its noninterest revenue from other sources such as secondary mortgage fees. In 2005, the Corporation added three mortgage originators and expects a higher noninterest income contribution from the area in 2006.

Noninterest Expense

Noninterest expense was $18.255 million in 2005, compared to $18.228 million and $20.116 million in 2004 and 2003, respectively.

In 2005, the Corporation made considerable progress in reducing its normal noninterest expense in most areas, however; incurred significant one-time charges, which included the $4.3 million FHLB prepayment penalty, $.5 million of advertising expenses incurred to promote the new mBank identity, new deposit products, full system conversion costs of $.8 million, and the $.2 million write-down of an other real estate property. Management believes that 2005 was a year of transition and anticipates reductions in operating expense in 2006. These reductions, along with continued asset growth will bring the relationship of operating expenses to total assets closer to peer averages.

Noninterest expense in 2004 and 2003 was comparatively impacted, due to the combined sales and closings of ten branch office locations. The Corporation was also successful in 2004 in significantly reducing accounting, legal, and consulting fees due to management efforts for reliance on external professionals.

The following table details noninterest expense for the three years ended December 31 (dollars in thousands):

Noninterest Expense

	2005	2004	2003	% Increase (Decrease) 2005-2004	% Increase (Decrease) 2004-2003
Salaries and employee benefits	$ 6,090	$ 8,032	$ 5,973	(24.18) %	34.47 %
Occupancy	1,053	994	1,387	5.94	(28.33)
Furniture and equipment	560	887	1,367	(36.87)	(35.11)
Data processing	1,720	1,220	1,517	40.98	(19.58)
Accounting, legal and consulting fees	886	1,836	3,145	(51.74)	(41.62)
Loan and deposit	852	1,718	1,992	(50.41)	(13.76)
Telephone	271	382	1,382	(29.06)	(72.36)
Impairment of acquisition intangibles	-	-	60	-	(100.00)
ORE writedowns/impairment	200	265	400	(24.53)	(33.75)
Loss (Gain) on sale of prop & equip & ORE	51	459	362	(88.89)	26.80
Advertising	814	115	182	607.83	(36.81)
Amortization of intangibles	125	308	460	(59.42)	(33.04)
Penalty on prepayment of FHLB borrowings	4,320	-	-	100.00	-
Other operating expenses	1,313	2,012	1,889	(34.74)	6.51
Total noninterest expense	$ 18,255	$ 18,228	$ 20,116	.15 %	(9.39) %

Federal Income Taxes

The Corporation recorded no income tax expense in 2005 compared to an income tax provision of $147,000 in 2004 and $2.3 million in 2003. The differences in each year between the tax provision or benefit and the federal corporate income tax rate of 34% are primarily due to permanent and temporary differences between book and taxable income. The loss generated for tax purposes in 2005 will be carried over to future tax years. The 2005, 2004 and 2003 tax benefits were reduced by valuation allowances against the net deferred tax assets. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. The $2.3 million provision in 2003 was recorded to write off all remaining deferred tax benefits of the Corporation. The provision of $147,000 in 2004 was to recognize further limitations of the 2003 NOL carryback due to alternative minimum tax. As of December 31, 2005, the Corporation had an NOL carryforward of approximately $36.5 million along with various credit carryforwards of $2.1 million. This NOL and credit carryforward benefit is dependent upon the future profitability of the Corporation; therefore no future benefit has been recorded.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

In general, the Corporation attempts to manage interest rate risk by investing in a variety of assets which afford it an opportunity to reprice assets and increase interest income at a rate equal to or greater than the interest expense associated with repricing liabilities.

Interest rate risk is the exposure of the Corporation to adverse movements in interest rates. The Corporation derives its income primarily from the excess of interest collected on its interest-earning assets over the interest paid on its interest-bearing obligations. The rates of interest the Corporation earns on its assets and owes on its obligations generally are established contractually for a period of time. Since market interest rates change over time, the Corporation is exposed to lower profitability if it cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and shareholder value; however, excess levels of interest rate risk could pose a significant threat to the Corporation's earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to the Corporation's safety and soundness.

Loans are the most significant earning asset. Management offers commercial and real estate loans priced at interest rates which fluctuate with various indices, such as the prime rate or rates paid on various government issued securities. When loans are made with longer-term fixed rates, the Corporation attempts to match these balances with sources of funding with similar maturities in order to mitigate interest rate risk. In addition, the Corporation prices loans so it has an opportunity to reprice the loan within 12 to 36 months.

The Bank has $34.210 million of securities, with a weighted average maturity of 34 months. The investment portfolio is intended to provide a source of liquidity to the Corporation with limited interest rate risk. The Corporation also has investments in federal funds sold to correspondent banks, as well as other interest bearing deposits with correspondent banks. These funds are generally repriced on a daily basis.

The Corporation offers deposit products with a variety of terms ranging from deposits whose interest rates can change on a weekly basis to certificates of deposit with repricing terms of up to five years. Longer-term deposits generally include penalty provisions for early withdrawal.

Beyond general efforts to shorten the loan pricing periods and extend deposit maturities, management can manage interest rate risk by the maturity periods of securities purchased, selling securities available for sale, and borrowing funds with targeted maturity periods, among other strategies. Also, the rate of interest rate changes can impact the actions taken, since the speed of change affects borrowers and depositors differently.

Exposure to interest rate risk is reviewed on a regular basis. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect of interest rate changes on net interest income and to structure the composition of the balance sheet to minimize interest rate risk and, at the same time, maximize income.

Management realizes certain risks are inherent and that the goal is to identify and minimize the risks. Tools used by management include maturity and repricing analysis and interest rate sensitivity analysis. The Bank has monthly asset/ liability meetings with an outside consultant to review its current position and strategize about future opportunities on risks relative to pricing and positioning of assets and liabilities.

The difference between repricing assets and liabilities for a specific period is referred to as the GAP. An excess of repricable assets over liabilities is referred to as a positive gap. An excess of repricable liabilities over assets is referred to as a negative gap. The cumulative gap is the summation of the gap for all periods to the end of the period for which the cumulative gap is being measured.

Assets and liabilities scheduled to reprice are reported in the following timeframes. Those instruments with a variable interest rate tied to an index and considered immediately repricable are reported in the 1 to 90 day timeframe. The estimates of principal amortization and prepayments are assigned to the following time frames.

The following is the Corporation's repricing opportunities at December 31, 2005 (dollars in thousands):

	1-90 Days	91-365 Days	>1-5 Years	Over 5 Years	Total
Interest-earning assets:					
Loans	$ 169,322	$ 6,601	$ 44,117	$ 19,731	$ 239,771
Securities	70	3,442	27,239	3,459	34,210
Other	8,990	-	-	-	8,990
Total interest-earning assets	178,382	10,043	71,356	23,190	282,971
Interest-bearing obligations:					
Savings deposits	79,845	-	-	-	79,845
Time deposits	14,005	95,886	22,450	762	133,103
Borrowings	-	-	15,000	21,417	36,417
Total interest-bearing obligations	93,850	95,886	37,450	22,179	249,365
GAP	$ 84,532	$ (85,843)	$ 33,906	$ 1,011	$ 33,606
Cumulative GAP	$ 84,532	$ (1,311)	$ 32,595	$ 33,606	

The above analysis indicates that at December 31, 2005, the Corporation had a cumulative liability sensitivity GAP position of $1.311 million within the one-year timeframe. The Corporation's cumulative liability sensitive GAP suggests that if market interest rates continue to increase in the next twelve months, the Corporation has the potential to earn less net interest income. Conversely, if market interest rates decrease in the next twelve months, the above GAP position suggests the Corporation's net interest income would increase.

A limitation of the traditional GAP analysis is that it does not consider the timing or magnitude of non-contractual repricing or unexpected prepayments. In addition, the GAP analysis treats savings, NOW and money market accounts as repricing within 90 days, while experience suggests that these categories of deposits are actually comparatively resistant to rate sensitivity.

The borrowings in the table above and on the next page include FHLB advances as fixed-rate advances. These advances actually give the FHLB the option to convert from a fixed-rate advance to an adjustable rate advance with quarterly repricing at three month LIBOR Flat. The exercise of this conversion feature by the FHLB would impact the maturity dates currently assumed in the tables. The Bank, in recognition of the interest rate risk exposure of the FHLB borrowings, prepaid $48.6 million of the borrowings in the first quarter of 2005. This prepayment better positions the Corporation to manage future asset growth through a better matching of asset and liability maturities.

The Corporation's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk and foreign exchange risk. The Corporation has no market risk sensitive instruments held for trading purposes. The Corporation has limited agricultural-related loan assets, and therefore, has minimal significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be insignificant.

Evaluating the exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. The Corporation's interest rate risk management process seeks to ensure that appropriate policies, procedures, management information systems, and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk, the Corporation assesses the existing and potential future effects of changes in interest rates on its financial condition, including capital adequacy, earnings, liquidity, and asset quality.

The table below measures current maturity levels of interest-earning assets and interest-bearing obligations, along with average stated rates and estimated fair values at December 31, 2005 (dollars in thousands). Nonaccrual loans of $15,000 are included in the table at an average interest rate of 0.0% and a maturity greater than five years.

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value 12/31/2005
Rate Sensitive Assets								
Fixed interest rate securities	$ 3,512	$ 18,261	$ 6,853	$ 2,035	$ 89	$ 3,460	$ 34,210	$ 34,210
Average interest rate	3.49 %	3.30 %	3.42 %	4.10 %	5.50 %	6.00 %	3.67 %	
Fixed interest rate loans	7,643	10,561	7,743	6,469	19,344	19,730	71,490	69,106
Average interest rate	8.21	6.43	7.47	6.80	6.98	6.79	7.01	
Variable interest rate loans	168,281	-	-	-	-	-	168,281	168,281
Average interest rate	7.24	-	-	-	-	-	7.24	
Other assets	8,990	-	-	-	-	-	8,990	8,990
Average interest rate	4.25	-	-	-	-	-	4.25	
Total rate sensitive assets	$ 188,426	$ 28,822	$ 14,596	$ 8,504	$19,433	$ 23,190	$ 282,971	$ 280,587
Average interest rate	7.07 %	4.45 %	5.57 %	6.15 %	6.97 %	6.67 %	6.66 %	
Rate Sensitive Liabilities								
Interest-bearing savings	79,845	-	-	-	-	-	79,845	79,845
Average interest rate	2.36 %	-	- %	- %	- %	- %	2.36 %	
Time deposits	110,037	15,215	3,840	2,533	720	758	133,103	136,646
Average interest rate	4.01	4.00	3.81	4.30	4.80	6.61	4.03	
Fixed interest rate borrowings	-	-	-	-	-	1,417	1,417	667
Average interest rate	-	-	-	-	-	1.00	1.00	
Variable interest rate borrowings	-	-	-	-	15,000	20,000	35,000	34,558
Average interest rate	-	-	-	-	5.10	4.43	4.71	
Total rate sensitive liabilities	$ 189,882	$ 15,215	$ 3,840	$ 2,533	$ 15,720	$ 22,175	$ 249,365	$ 251,716
Average interest rate	3.32 %	4.00 %	3.81 %	4.30 %	5.09 %	4.29 %	3.57 %	

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of variables, including: the growth, composition and levels of loans, deposits, and other earning assets and interest-bearing obligations, and economic and competitive conditions; potential changes in lending, investing, and deposit strategies; customer preferences; and other factors.

Foreign Exchange Risk

In addition to managing interest rate risk, management also actively manages risk associated with foreign exchange. The Corporation provides foreign exchange services, makes loans to, and accepts deposits from, Canadian customers primarily at its banking office in Sault Ste. Marie. To protect against foreign exchange risk, the Corporation monitors the volume of Canadian deposits it takes in and then invests these Canadian funds in Canadian commercial loans and securities. As of December 31, 2005, the Corporation had excess Canadian assets of $.219 million (or $.186 million in U.S. dollars). Management believes the exposure to short-term foreign exchange risk is minimal and at an acceptable level for the Corporation. Management intends to limit the Corporation's foreign exchange risk by acquiring deposit liabilities approximately equal to its Canadian assets.

Off-Balance-Sheet Risk

Derivative financial instruments include futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. The Corporation currently does not enter into futures, forwards, swaps or options. However, the Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require collateral from the borrower if deemed necessary by the Corporation. Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Corporation until the instrument is exercised. See note 22 to the consolidated financial statements for additional information.

LIQUIDITY

The Corporation augments core deposits, as a source of liquidity, with correspondent lines of credit, brokered deposits, and the use of Internet deposits. The Corporation also has approximately $11 million of unpledged securities, which would be available to secure additional borrowings from the FHLB.

During 2005, the Corporation decreased cash and cash equivalents by $36.135 million. This decrease was attributed to the planned utilization of the funds received from the 2004 year-end recapitalization to prepay $48.555 million of the FHLB borrowings. As shown on the Corporation's Statement of Cash Flows, despite the net loss of $7.364 million, along with the funding needs of loan growth in 2005, the Corporation was able to adequately manage liquidity needs.

Liquidity is managed by the Corporation through its Asset and Liability Committee ("ALCO"). The ALCO Committee meets monthly to discuss asset and liability management in order to address liquidity and funding needs to provide a process to seek the best alternatives for investments of assets, funding costs, and risk management.

During 2003 and 2004 the Corporation experienced a steady decline in core deposits due to the ongoing concerns associated with the Bank and Corporation's financial condition. The recapitalization late in 2004 allayed these concerns, however; deposits continued to decline in the first half of 2005. The Bank had an extensive marketing campaign to introduce its new mBank brand and rolled out new, more competitive deposit products. This marketing campaign, along with management's renewed efforts to seek core deposit growth, was successful and resulted in core deposit growth of $19 million in the second half of 2005. The Corporation will continue to emphasize in-market deposits to decrease reliance on non-core funding.

From a long-term perspective, the Corporation's liquidity plan for 2006 includes strategies to increase core deposits in the Corporation's local markets. The new deposit products and strategic advertising is expected to aid in efforts of management in growing core deposits to reduce the dependency on noncore deposits, while also reducing interest costs. The Corporation's liquidity plan for 2006 calls for augmenting local deposit growth efforts with Internet and brokered CD funding, to the extent necessary.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As disclosed in the Notes to the Consolidated Financial Statements, the Corporation has certain obligations and commitments to make future payments under contracts. At December 31, 2005, the aggregate contractual obligations and commitments are:

	Payments Due by Period				
Contractual Obligations	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Total deposits	$ 209,566	$ 19,055	$ 3,253	$ 758	$ 232,632
Long-term borrowings	-	-	15,000	21,417	36,417
Directors' deferred compensation	184	375	273	1,271	2,103
Annual rental / purchase commitments under noncancelable leases / contracts	212	358	179	233	982
TOTAL	$ 209,962	$ 19,788	$ 18,705	$ 23,679	$ 272,134
Other Commitments					
Letters of credit	$ 10,493	$ -	$ -	$ -	$ 10,493
Commitments to extend credit	33,675	-	-	-	33,675
Credit card commitments	3,135	-	-	-	3,135
TOTAL	$ 47,303	$ -	$ -	$ -	$ 47,303

CAPITAL AND REGULATORY

During 2005, total capitalization decreased by $8.017 million.

The following table details sources of capital for the three years ended December 31 (dollars in thousands):

	2005	2004	2003
Capital Structure			
Long-term debt (1)	$ -	$ -	$ 12,450
Shareholders' equity	26,588	34,730	10,700
Total capitalization	$ 26,588	$ 34,730	$ 23,150
Tangible capital	$ 26,258	$ 34,275	$ 21,557
Intangible Assets			
Subsidiaries:			
Core deposit premium	$ 330	$ 455	$ 1,067
Other identifiable intangibles	-	-	526
Total intangibles	$ 330	$ 455	$ 1,593
Risk-Based Capital			
Tier 1 capital:			
Shareholders' equity	$ 26,588	$ 34,730	$ 10,700
Net unrealized (gains) losses on available for sale securities	363	(492)	(1,027)
Minority interest	-	78	2,785
Less: intangibles	(330)	(455)	(1,593)
Total Tier 1 capital	$ 26,621	$ 33,861	$ 10,865
Tier 2 Capital:			
Allowable reserve for loan losses	$ 3,184	$ 2,918	$ 4,016
Qualifying long-term debt	-	-	6,749
Total Tier 2 capital	3,184	2,918	10,865
Total risk-based capital	$ 29,805	$ 36,779	$ 21,730
Risk-weighted assets	$ 251,796	$ 229,355	$ 303,284
Capital Ratios:			
Tier 1 Capital to average assets	9.23%	10.68%	2.48%
Tier 1 Capital to risk-weighted assets	10.57%	14.76%	3.58%
Total Capital to risk-weighted assets	11.84%	16.04%	7.16%

(1) Corporation's subordinated debentures.

As a bank holding company, the Corporation is required to maintain certain levels of capital under government regulation. There are several measurements of regulatory capital and the Corporation is required to meet minimum requirements under each measurement. The federal banking regulators have also established capital classifications beyond the minimum requirements in order to risk-rate deposit insurance premiums and to provide trigger points for prompt corrective action in the event an institution becomes financially troubled. As of December 31, 2005, the Corporation and Bank were well capitalized.

Regulatory capital is not the same as shareholders' equity reported in the accompanying financial statements. Certain assets cannot be considered assets for regulatory purposes. The Corporation's acquisition intangibles and a portion of the deferred tax asset are examples of such assets.
Presented below is a summary of the Corporation's consolidated capital position in comparison to generally applicable regulatory requirements:

	Tier 1 Capital to Average Assets	Tier 1 Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets
Regulatory minimum for capital adequacy purposes	4.00%	4.00%	8.00%
Regulatory defined well capitalized guideline	5.00%	6.00%	10.00%
The Corporation:			
December 31, 2005	9.23%	10.57%	11.84%
December 31, 2004	10.68%	14.76%	16.04%
The Bank:			
December 31, 2005	8.80%	10.09%	11.35%
December 31, 2004	9.89%	13.96%	15.23%

The Bank is currently under an informal agreement which requires that it maintain a minimum of 8% Tier 1 Capital. This requirement could constrain the Bank's future growth to the extent that profits are insufficient to maintain the 8% of Tier 1 Capital relative to growth in assets. The Corporation does however have unbooked deferred tax benefits which, subject to regulatory limitations, provide limited additions to Tier 1 equity. The Corporation also has limited ability to provide a capital infusion to the Bank to support added growth. The Corporation is in the process of establishing borrowing lines with correspondent banks, which will provide interim funding to provide funding for any additional capital infusions necessary to support the Bank's Tier 1 Capital maintenance.

REGULATORY AFFAIRS

In October 2001, the Bank was notified by the FDIC that it was a "troubled institution" within the meaning of FDIC regulations. As a troubled institution, the Bank is required to notify the FDIC 30 days prior to the addition or replacement of a Board member and the employment or changes in responsibilities of a senior executive officer.

In September 2002, a regularly-scheduled safety and soundness examination of the Bank was conducted by its principal regulators, the Michigan Office of Financial and Insurance Services ("OFIS") and the FDIC. During the course of that examination, the FDIC, the OFIS, and the Federal Reserve Bank of Chicago ("FRB") requested that the Corporation and the Bank take certain actions, including suspending the payment of dividends and conserving the liquidity of the Corporation.

In response to the concerns expressed by the regulators, the Board of Directors of the Corporation and the Bank adopted resolutions providing for prior regulatory approval of the declaration or payment of any dividend by the Corporation or the Bank, and suspension of interest payments by the Corporation in connection with its trust preferred securities. The agreements relating to the trust preferred securities allowed for the suspension of payments for up to 20 quarters. As mentioned above, as a part of the recapitalization, a settlement payment of $6.5 million was made to retire the subordinated debentures.

Following the completion of the 2002 regularly-scheduled safety and soundness examination of the Bank by the FDIC and the OFIS, and the Bank's receipt of the related Joint Report of Examination ("Report"), the FDIC and the OFIS, with the consent of the Bank, on March 26, 2003, entered a formal Cease and Desist Order (the "Order") under Federal and State banking laws.

The Order was reported on the Corporation's Form 8-K filed on April 9, 2003 and became effective on April 5, 2003. The Order identified deficiencies in the Bank's policies and procedures, including its directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management, and investments, and its compliance with all applicable laws and regulations, including Regulations O and U of the Board of Governors of the Federal Reserve System (the "Board"), the FDIC Rules and Regulations, and the Michigan Banking Code of 1999. The Order also required the Bank to maintain specified capital ratios during the life of the Order.

The Order required the Bank and its directors to take specific steps, within time periods specified in the Order, to address the operational deficiencies, including certain violations of law and regulations, identified by the FDIC and the OFIS in the Order and the Report. Among other things, the Bank must establish, and submit to the FDIC and the OFIS for comment, written plans (i) to reduce the Bank's risk position with respect to certain classified loans identified in the Report or any subsequent Report of Examination during the life of the Order, (ii) to reduce identified loan concentrations, (iii) to reduce and collect delinquent loans, (iv) to eliminate the classified amounts of loans to directors, executive officers, principal shareholders of the Bank and their respective related interests, (v) to address the Bank's relationship of volatile liabilities to temporary investments, rate sensitivity objectives, and asset/liability management, (vi) setting forth the Bank's strategic plan, including financial goals and strategies to maintain adequate capital and liquidity, to reduce problem loans, and to attract and keep qualified management, (vii) covering the policies and procedures for review and approval of reimbursement of customer entertainment and business development expenses of the Bank's directors, officers and employees, (viii) for a realistic budget for calendar year 2003 and each subsequent year during the life of the Order, including strategies to improve the Bank's net interest margin, (ix) to reduce the Bank's portfolio of other real estate owned as a result of foreclosure or surrender of collateral for loans, and (x) to address procedures for the directors to monitor, and management to implement, the requirements of the Order.

Addressing the requirements of the Order, carrying out the objectives of the strategic plan, and attempting to return the Corporation to profitability required the strengthening of the executive management team. During 2003, the Corporation added management with experience in turnaround situations, loan portfolio, credit and problem loan administration, and financial management expertise commensurate with the issues the Corporation needed to address.

The Bank adopted new policies for liquidity, investment and asset liability management. In regards to its lending functions, practices related to credit underwriting, credit administration and problem loan management were revamped. Most of the above changes were put in place during the second half of 2003.

The Corporation, through the recapitalization which occurred on December 15, 2004, and the progressive steps noted above, was successful in addressing all issues of the Order with the exception of loan concentration. The Order was terminated by regulatory authorities on February 8, 2005. The Corporation is, however, subject to an informal agreement with the OFIS and FDIC which has the following financial related action requirements. The Corporation is required to maintain the Bank's Tier 1 equity at a minimum of 8%. The Bank is also prohibited from payment of dividends without prior written consent.

IMPACT OF INFLATION AND CHANGING PRICES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Corporation's operations. Nearly all the assets and liabilities of the Corporation are financial, unlike industrial or commercial companies. As a result, the Corporation's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Corporation's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities tends to minimize the effect of changes in interest rates on the Corporation's performance. Changes in interest rates do not necessarily move to the same extent as changes in the prices of goods and services.

MACKINAC FINANCIAL CORPORATION

Directors

Walter J. Aspatore
Investment Banker
Amherst Partners
Director Since: 2004

C. James Bess
Vice Chairman
Mackinac Financial Corporation
and mBank
Director Since: 2003

Dennis B. Bittner
Owner and President
Bittner Engineering, Inc.
Director Since: 2001

Robert H. Orley
Vice President and Secretary
Real Estate Investment Group, Inc.
Director Since: 2004

Randolph C. Paschke
Chairman, Department of Accounting
Wayne State University
School of Business Administration
Director Since: 2004

Eliot R. Stark
Executive Vice President
and Chief Financial Officer
Mackinac Financial Corporation
and mBank
Director Since: 2004

Paul D. Tobias
Chairman and Chief Executive Officer
Mackinac Financial Corporation
and mBank
Director Since: 2004

Officers

Paul D. Tobias
Chairman and
Chief Executive Officer

C. James Bess
Vice Chairman

Eliot R. Stark
Executive Vice President
and Chief Financial Officer

Ernie R. Krueger
Senior Vice President
and Controller

mBANK

Officers

Paul D. Tobias
Chairman and
Chief Executive Officer

C. James Bess
Vice Chairman

Kelly W. George
President and
Chief Lending Officer

Eliot R. Stark
Executive Vice President and
Chief Financial Officer

David C. Crimmins
Senior Vice President and
Commercial Lender

Jack C. Frost
Senior Vice President and
Commercial Lender

Ernie R. Krueger
Senior Vice President and
Controller

Andy P. Sabatine
Senior Vice President and
Commercial Lender

Tammy McDowell
Vice President
Credit Administration

Ann M. Stepp
Vice President
Branch Administration/
Operations

Branch Locations

BIRMINGHAM *
260 East Brown Street
Suite 300
Birmingham, MI 48009
(248) 290-5900
Manager: Surab Deb

GAYLORD
145 North Otsego Avenue
Gaylord, MI 49735
(989) 732-3750
Manager: Nicole Shelters

KALEVA
14429 Wouski Avenue
Kaleva, MI 49645
(231) 362-3223
Manager: Sandy Asiala

MANISTIQUE
130 South Cedar Street
Manistique, MI 49854
(906) 341-8401
Manager: Rose Garvin

* Opened on January 10, 2006.

MARQUETTE MAIN
300 North McClellan Street
Marquette, MI 49855
(906) 226-5000
Manager: Teresa Same

MARQUETTE PRESQUE ISLE
1400 Presque Isle
Marquette, MI 49855
(906) 228-3640
Manager: Shelby Bischoff

ONTONAGON
601 River Street
Ontonagon, MI 49953
(906) 884-4115
Manger: Sue Preiss

RIPLEY
106 Royce Road
Hancock, MI 49930
(906) 482-1269
Manager: Heidi Gervais

NEWBERRY
414 Newberry Avenue
Newberry, MI 49868
(906) 293-5165
Manager: Mike Slaght

SAULT STE. MARIE
138 Ridge Street
Sault Ste. Marie, MI 49783
(906) 635-3992
Manager: Theresa Zednicek

SOUTH RANGE
47 Trimountain Avenue
South Range, MI 49963
(906) 482-1170
Manager: Sandy Pesola

STEPHENSON
S216 Menominee Street
Stephenson, MI 49887
(906) 753-2225
Manager: Barb Parrett

TRAVERSE CITY
3530 North Country Drive
Traverse City, MI 49684
(231) 929-5253
Manager: Sherry Barnard